8/24

07026250

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kao Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 29 2007
THOMSON FINANCIAL

FILE NO. 82- 34759

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

12G32BR (REINSTATEMENT) ☐

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AR/S (ANNUAL REPORT) ☑

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OICF/BY: dew

DAT: 8/27/07



3-31-07
AR/S
082-34759

# Annual Report 2007

For the year ended March 31, 2007

Kao Corporation

# Profile

Kao Corporation conducts continuing research and development in line with its mission "to strive for the wholehearted satisfaction and enrichment of the lives of people globally." We draw on our creative and innovative strengths to provide products and brands that offer excellent value created from the consumer/customer's perspective. Kao constantly explores new avenues in science and technology, then integrates diverse elements in unique, ground-breaking ways to provide high-value-added products to consumers worldwide.

## Contents



### Forward-Looking Statements

This report contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of publication. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

# Financial Highlights

(Years ended March 31)

**Net Sales and Operating Income Ratio**
(Billions of yen, %)


1,231.8
865.2
902.6
936.9
971.2
13.3
13.3
13.0
12.4
9.8
2003 2004 2005 2006 2007

Net Sales
Operating Income Ratio

**Net Income and ROE**
(Billions of yen, %)


62.5
65.4
72.2
71.1
70.5
14.2
15.5
16.5
14.9
13.1
2003 2004 2005 2006 2007

Net Income
ROE

**Net Worth and Net Worth Ratio**
(Billions of yen, %)


417.0
427.8
448.2
509.7
564.5
57.9
59.1
65.1
41.8
2003 2004 2005 2006 2007

Net Worth
Net Worth Ratio

**Cash Dividends**
(Yen)


30.00
32.00
38.00
50.00
52.00
2003 2004 2005 2006 2007

Kao Corporation and Consolidated Subsidiaries

Years ended March 31, 2007, 2006 and 2005

| | Billions of yen | | | Millions of U.S. dollars | Change |
|---|---|---|---|---|---|
| | **2007** | 2006 | 2005 | **2007** | **2007/2006** |
| **For the year:** | | | | | |
| Net sales | **¥1,231.8** | ¥ 971.2 | ¥936.9 | **$10,434.6** | 26.8% |
| Consumer Products | **744.7** | 704.0 | 690.0 | **6,308.8** | 5.8 |
| Prestige Cosmetics | **292.7** | 85.2 | 78.3 | **2,479.1** | 243.3 |
| Chemical Products | **223.6** | 208.9 | 197.0 | **1,894.2** | 7.0 |
| Eliminations | **(29.2)** | (26.9) | (28.4) | **(247.5)** | – |
| Japan | **924.2** | 708.1 | 703.1 | **7,828.9** | 30.5 |
| Asia & Oceania | **126.0** | 110.9 | 100.3 | **1,067.3** | 13.6 |
| North America | **106.7** | 95.2 | 83.6 | **904.1** | 12.2 |
| Europe | **135.9** | 109.5 | 93.8 | **1,151.4** | 24.1 |
| Eliminations | **(61.0)** | (52.4) | (44.0) | **(517.0)** | – |
| Operating income | **120.9** | 120.1 | 121.4 | **1,023.8** | 0.6 |
| Net income | **70.5** | 71.1 | 72.2 | **597.4** | (0.9) |
| **At year-end:** | | | | | |
| Total assets | **1,247.8** | 1,220.6 | 689.0 | **10,570.1** | 2.2 |
| Net worth | **564.5** | 509.7 | 448.2 | **4,782.1** | 10.8 |
| | Yen | | | U.S. dollars | Change |
| **Per share:** | | | | | |
| Net income | **¥ 129.41** | ¥130.58 | ¥131.16 | **$1.10** | (0.9)% |
| Cash dividends | **52.00** | 50.00 | 38.00 | **0.44** | 4.0 |
| Net worth | **1,035.66** | 935.11 | 821.47 | **8.77** | 10.8 |

Notes: 1. The U.S. dollar amounts are translated, for convenience only, at the rate of ¥118.05=US$1, the approximate exchange rate at March 31, 2007.
2. Net sales by business and geographic segment include intersegment sales. Net sales of Chemical Products include intersegment sales to Consumer Products and Prestige Cosmetics.
3. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.
4. Yen and U.S. dollar amounts are rounded to the nearest whole number or decimal.
5. Kanebo Cosmetics Inc. and its group of companies are included in the consolidated statements of income for the year ended March 31, 2007, and in the consolidated balance sheets as of March 31, 2007 and 2006. The results of Kanebo Cosmetics Inc., which has a fiscal year ending December 31, are included for the eleven months starting in February 2006, after the company was added to the Kao Group.
6. Net worth is computed by subtracting minority interests and stock acquisition rights from total equity.
7. For the purpose of comparison, in calculating ROE for the year ended March 31, 2007, equity does not include minority interests and stock acquisition rights.

# The Foundation of Our Corporate Activities: The Kao Way

The essence of our unique corporate culture and spirit that have developed through our business activities was put down in writing as The Kao Way in October 2004. With The Kao Way serving as the core index of our business, we pursue *Yoki-Monozukuri* to further carry out our mission "to strive for the wholehearted satisfaction and enrichment of the lives of people globally."


Mission
Satisfaction and enrichment of the lives of people
Vision
To be closest to the consumer/customer
Values
Yoki-Monozukuri
Innovation
Integrity
Principles
Consumer Driven
Genba-ism
Respect & Teamwork
Global Perspective





Our mission is "to strive for the wholehearted satisfaction and enrichment of the lives of people globally" through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the consumer/customer's perspective. In so doing, we "share joy with the consumer/customer."

We aim to be "a global group of companies that is closest to the consumer/customer in each market," earning the respect and trust of all stakeholders and contributing to the sustainable development of society.

| | |
|---|---|
| *Yoki-Monozukuri** | Fusing Needs & Seeds<br>Uniting Abilities<br>*Yoki-Monozukuri* Cycle |
| Innovation | Continuous Improvement & Innovation<br>Never Being Satisfied with the Status Quo<br>Difficulties are Opportunities |
| Integrity | Respect, Fairness, Sincerity & Diligence<br>Behaving Lawfully & Ethically<br>Responsible Corporate Citizen |

| | |
|---|---|
| Consumer Driven | The Consumer is Our First Priority<br>Be Close to the Consumer<br>Communicate with the Consumer |
| *Genba*-ism** | Understand the Consumer *Genba*<br>Unification through Knowing *Genba*<br>Inspiration from *Genba* |
| Respect & Teamwork | Respect Diversity<br>Maximize Individual Capabilities & Performance<br>Enhance Active Communication<br>Cooperate with Business Partners |
| Global Perspective | Understand Local Needs<br>Develop Suitable Local Business Operations<br>Be Open to New Ideas<br>Global Optimization |

* *Yoki-Monozukuri*

We define *Yoki-Monozukuri* as "a strong commitment by all members to provide products and brands of excellent value for consumer satisfaction." In Japanese, *Yoki* literally means "good/excellent," *Monozukuri* means "development/manufacturing of products." By "Fusing Needs & Seeds," we mean matching the true and hidden needs of customers and consumers with Kao's "seeds," which are unique key technological elements, including materials, phenomena, compositions and technologies.

** *Genba*-ism

*Genba* literally means "actual spot." At Kao, *Genba*-ism defines the importance of observing things "on-site," in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.

# Fiscal 2006 Highlights

Kao's solid results in fiscal 2006 were driven by a number of important events in areas including management innovation, the launch of new and improved products and R&D breakthroughs that will be the cornerstone of performance in years to come.



**May 2006**

**Launch of *Healthya Water* Sports Drink**

Kao launched *Healthya Water*, a new sports drink for people concerned about body fat. Rich in tea catechins, *Healthya Water* is approved as a Food for Specified Health Use (FOSHU).

**August 2006**

**Kanebo Cosmetics Business Strengthened in China**

Kanebo Cosmetics strengthened development of its business in China with the launches of strategic brands *Impress* and *LUNASOL* in the department store channel.





**September 2006**

**Launch of *Medicated Pyuora* Toothpaste and Mouthwash**

Kao launched *Medicated Pyuora*, a new toothpaste and mouthwash with erythritol for total oral cleaning and health.



**December 2006**

**Expansion of Fatty Alcohol Production Facilities at Pilipinas Kao, Incorporated**

Philippine-based Pilipinas Kao began operations at its newly expanded fatty alcohol production plant.

**January 2007**

**Opening of Kao Museum**

Since its founding, Kao has been deeply involved in improving everyday cleanliness. The Kao Museum, opened at the Sumida Office, publicly displays Kao's collection of historical materials showing the wide-ranging changes in the culture of cleanliness, both inside and outside the Company.





**January 2007**

**Announcement of Structural Reorganization of Business Operations and Merger of Sales Companies**

Kao Corporation announced the reorganization of its operational structure as of April 1, 2007, together with the merger and management consolidation of Kao Cosmetics Sales Co., Ltd. into Kao Hanbai Co., Ltd., which changed its corporate name to Kao Customer Marketing Co., Ltd.

## November 2006
### *Nikkei Monozukuri* Award

The Kao Health Care Research Center, which integrates the Company's functional health food research, received the *Nikkei Monozukuri* Award from the *Nihon Keizai Shimbun* newspaper. Aimed at promoting the improvement of product development and manufacturing capabilities, this award is given to outstanding factories, research centers and systems in Japan and overseas.




WWDBEAUTYBIZ
2006
AWARDS
John Frieda

## December 2006
### Breakthrough Product Award in U.S. for *Luminous Color Glaze*

*Luminous Color Glaze*, sold under the *John Frieda* brand in the United States by Kao Brands Company, was named 2006 Breakthrough Product of the Year in the Hair category by the fashion magazine *Women's Wear Daily*. The selection of *Luminous Color Glaze*, which was launched in January 2006, reflects the high evaluation of this innovative product.

## December 2006
### Development of Alternatives to Animal Experiments

Kao developed a simple eye irritation test that uses cell cultures instead of animals, and after jointly evaluating its usefulness with Kanebo Cosmetics, presented the research findings at the annual meeting of the Japanese Society for Alternatives to Animal Experiments.



## January 2007
### Program for the Science Partnership Project

The Science Partnership Project, part of the recommended plan of Japan's Ministry of Education, Culture, Sports, Science and Technology for fostering an interest in science and technology, is a cooperative effort of schools, universities, research institutions and companies. Kao participated by conducting a science experiment program under the theme "Nurturing the Next Generation."





## February 2007
### Rollout of New Logo and Commercials for *Grace Sofina*

A press conference for *Grace Sofina* announced an all-new logo, brand color and actress for its TV commercials. The new campaign promotes the renewal of *Grace Sofina* as a brand that brings out the sweeter side of mature women with new values.

## February 2007
### Launch of *Econa Pasta Sauce* with Selected Ingredients

Kao launched *Econa Pasta Sauce* with selected ingredients, a new product containing *Econa Healthy Cooking Oil* and made from carefully chosen ingredients for a delicious flavor that the whole family will enjoy.



*Our future* **growth** *and* **development** *depend on our ability to* **respond to changes** *by offering* ***high-value-added products.***



## Results for Fiscal 2006 (Year Ended March 31, 2007)

We have been consistently successful at generating profitable growth because we precisely identify consumer needs and steadily meet them by introducing new high-value-added products. Despite rising raw material prices and an intensely competitive operating environment, net sales increased 26.8 percent year-on-year to ¥1,231.8 billion in fiscal 2006, the year ended March 31, 2007, due largely to the contribution of Molton Brown Limited and Kanebo Cosmetics Inc. Strong domestic sales of consumer products were a key factor supporting this growth. While operating income and net income declined marginally because of higher raw material prices and expenses for amortization of goodwill and intellectual property rights in connection with the acquisition of Kanebo Cosmetics Inc., Kao still exceeded the targets set at the beginning of the fiscal year. Moreover, we continued to deliver shareholder value: cash dividends per share increased to ¥52.00 from ¥50.00 for the previous fiscal year.

### Kao Group Growth Strategy

### What are Kao's strategies for growth over the medium term?

We initiated a new medium-term management plan on April 1, 2006 that will run through March 2011, and it has three key objectives. First, we are going to accelerate growth in the business fields of Beauty Care and Human Health Care. Second, we will further strengthen and develop Fabric and Home Care, one of our core businesses. Third, we will further enhance the Chemical Products business globally and locally with distinctive products that meet customer needs. Under the plan, we have also set numerical targets for fiscal 2010, including consolidated net sales of ¥1.4–1.5 trillion and net income per share around ¥170.

Two key considerations drove the formulation of our medium-term management plan. One is that Kao has to respond effectively to changes in its operating environment. Consumers' sense of value and purchasing behavior are changing, as are retailers and the overall competitive landscape. Our future growth and development depend upon our ability to respond to these changes swiftly and precisely. The other consideration is to help Kao deploy its people, tangibles, capital and other management resources more strategically and efficiently by setting goals and priorities in our core businesses.

Swift and steady implementation of the medium-term management plan will be the key to achieving growth over the medium-to-long term.

**EVA***

(EVA for 2000 = 100)



100
113
120
132
142
154
163
134
*EVA
(Economic Value Added)
is a registered trademark
of Stern Stewart & Co.
2000
2001
2002
2003
2004
2005
2006
2007


**EBITDA***

(Billions of yen)



173.2
177.8
178.1
180.8
213.0
*EBITDA
(Earnings before interest,
taxes, depreciation and
amortization) = Operating
income + Depreciation
and amortization
2003
2004
2005
2006
2007


Note: EVA is expressed as an index with the year ended March 31, 2000, when it was originally introduced, as 100. EVA for the year ended March 31, 2007 decreased to 134 due to the impact of the acquisition of Kanebo Cosmetics Inc. However, the acquisition of Kanebo Cosmetics Inc. increased EBITDA for the year ended March 31, 2007 by ¥32.2 billion to ¥213.0 billion, compared with ¥180.8 billion for the previous fiscal year.

## Matrix Management among Business Units and Functional Divisions


R&D
Production
Sales
Corporate
1
Beauty Care Business Unit
2
Human Health Care Business Unit
3
Fabric and Home Care Business Unit
4
Chemical Business Unit

## What specific initiatives will drive profitable growth?

One will be structural reorganization of business operations. Kao has shifted the basis for defining its business domains from product categories to the consumer's perspective. As a result, we have established four business units. This reorganization reflects our view that our business operations should constantly consider what kind of benefits we can offer consumers/customers and how we can contribute to their lives. Structural reorganization will also help Kao strategically and efficiently allocate its resources to respond to changes.

Another initiative will be the reorganization of R&D, production, sales, corporate and other functional divisions. Kao has been practicing matrix management among business units and functional divisions that magnifies the strengths of the Kao Group. We expect matrix management to further accelerate our future growth and development.

We have also reorganized our basic operations in accordance with the four new business units. For R&D, the new structure enables Kao to advance the capabilities of its fundamental research laboratories and accelerate the development of high-value-added products. In this way, matrix management creates an organic relationship among business units and functional divisions.

In production, we have established a foundation for global supply chain management that covers Asia, Europe and North America. In executing our medium-term management plan, we will implement effective and efficient matrix management with the four business units.

For sales, Kao Cosmetics Sales Co., Ltd. merged into Kao Hanbai Co., Ltd., which changed its corporate name to Kao Customer Marketing Co., Ltd. on April 1, 2007. This company will further strengthen Kao's sales force and commercial development capability by applying Kao Hanbai's extensive experience in implementing in-store merchandising, store-front promotion and comprehensive proposal-making abilities together with Kao Cosmetics Sales' sophisticated expertise in recommending products and counseling customers.

# 1 Beauty Care Business Unit



**Prestige Cosmetics Business**



**Premium Skin Care Business**



**Premium Hair Care Business**

## ▷ Basic direction

Kao's goal in beauty care is not merely to embellish people's outward appearance but to bring out the inherent beauty of each individual. Therefore, our basic approach is to generate significant value for those who wish to bring out their own beauty by providing distinctive products that deliver differentiated functions developed using Kao's technology.

Beauty care at Kao also aims to emotionally satisfy and fulfill the hearts' desires of consumers. We would like to make their tomorrows more beautiful with many dreams. In so doing, we will respond to the needs of people around the world by offering products that are surprising and exciting.

## ▷ Recent examples of high-value-added products



### *Segreta*

The shampoo, conditioner and treatment lineup of the new *Segreta* brand is formulated specifically for the changing hair of mature women in order to reduce "meandering," or frizziness, and provide shine. A mixture of natural extracts called "glossy hair spice" brings out the natural beauty of hair that is shiny in appearance, touch, fragrance and feel.


GLAZE
GLAZE
GLAZE

### *Luminous Color Glaze*

*Luminous Color Glaze*, a revolutionary new product sold under the *John Frieda* brand in the United States by Kao Brands Company, adds a touch of color, a boost of shine and a glossy, luxurious feel in a very short time, creating its own new hair coloring category.

# 2 Human Health Care Business Unit



**Food & Beverage Business**


Merries

**Sanitary Business**



**Personal Health Business**

## ⊳ Basic direction

In this field, we aim to respond to consumers' desires by providing "daily mental and physical health care" that will help them live healthier and more comfortable lives. We intend to provide a higher level of comprehensive solutions and services, including counseling, for people who are conscientious about their daily health. We also foresee extending our knowledge of health care acquired in Japan to foreign markets.

## ⊳ Recent examples of high-value-added products



### *Healthya Water* Sports Drink

The follow-up to *Healthya Green Tea*, this sports drink targets people concerned about body fat. It has a high concentration of tea catechin at 540mg per bottle, making body fat more easily burnable for energy. Approved as a Food for Specified Health Use (FOSHU), *Healthya Water* comes in refreshing and relaxing flavors that make it an ideal thirst-quencher.



### *Medicated Pyuora*

A new-concept toothpaste and mouthwash focused on the inherent cleansing action of saliva. New cleansing agent erythritol cleans the mouth by quickly penetrating oral bacterial clusters, making them easier to break up. Our catchphrase "Freshening Up a Pasty Mouth" achieved penetration among consumers, and the pearlized effect of the tube and package make an impression as a premium product.

# 3 Fabric and Home Care Business Unit



**Fabric Care Business**



**Home Care Business**

## ➢ Basic direction

Kao's objective is not only to make household chores such as cleaning and laundry easier, but also to develop products that add joy to those chores. For consumers, nothing can beat the feeling of accomplishment and rejuvenation that comes from pleasurably completing household work. Moreover, it leads to wholehearted satisfaction and better quality of life. The goal of the Fabric and Home Care Business Unit is to provide pleasure and joy through products that suit the lifestyles of consumers in Asia and other countries.

## ➢ Recent examples of high-value-added products



### *Quickle Wiper Handy*

A household duster kit with 360 degrees of fibers to catch dust without stirring it up. The eye-catching orange *Quickle Wiper Handy* and its pink package have an appealing look that gives a fresh image to conventional cleaning implements. In advertising this product, we de-emphasized its powerful performance to focus on its cute and easy-to-use features.



### *Attack Easy*

Exhaustive research in regions with a high proportion of hand laundering led Kao to develop a detergent with a unique slick feeling that reduces the burden of washing by removing dirt quickly and rinsing out easily. These qualities make it well suited to hand laundering. Kao cooperated with staff in Thailand to develop *Attack Easy*, making it a good example of a product made through our Asia Harmonization program.

# 4 Chemical Business Unit



Oleo Chemicals Business



Performance Chemicals Business



Specialty Chemicals Business

## ▷ Basic direction

We strive to develop and market unique and remarkable products that earn the trust of customers and meet their expectations by deepening and extending our core technologies in developing materials. Synergy between the chemical and consumer products businesses is critical for the Kao Group, and we constantly seek ways to deepen cooperation among the units in order to uncover customer needs and develop new product ideas.

## ▷ Recent example of high-value-added products



**Polishing Agents for Hard Disks**

A slurry used to polish aluminum and glass disks used as memory media, the heart of a hard disk drive. The product has been enthusiastically received because of the extremely smooth finish and high polishing speed it offers.

## How will Kao expand its global consumer business?

Kao also places great importance on a "consumer-driven" approach in its global operations. We work constantly to market high-value-added products that match specific consumer needs in each region we serve. Our Asia Harmonization program, which views Asia as a single region including Japan, is on track and generating solid achievements. This has included the introduction and extension of high-value-added products already successful in Japan, such as the *Asience* brand in Hong Kong, Taiwan and Singapore, and the *Laurier F* brand in Hong Kong and Singapore, and original products developed to meet local needs, such as *Attack Easy* in Thailand.

In Europe and North America, we have been developing our business under the concept of premium beauty care since establishing Kao Brands Company, and have been particularly successful in enhancing the *Jergens* and *Bioré* brands. In our professional salon services business, we relaunched the *KMS* brand and built the foundation for its development together with the *Goldwell* brand.

## What is the status of Kanebo Cosmetics since it joined the Kao Group?

We will further strengthen *Kanebo Cosmetics* and *Kao Sofina* as two independent brands. We do, however, see many ways to steadily benefit from linking the two brands, such as through joint research and jointly proposing promotional activities and marketing campaigns.

Greater efficiency will remain a focus. Step by step, we will reduce costs in ways such as joint procurement of raw materials used by each brand. We are also studying medium-term issues such as relocating distribution facilities.



President Ozaki visits a Kanebo Cosmetics sales counter, the forefront of sales activities, to exchange opinions on-site.

## Basic Management Policies

### How does Kao's approach to CSR strengthen and differentiate the Company?

With an eye to the future, the Kao Group aims to attain further profitable growth by conducting business in good faith based on the highest ethical standards in order to win the support and trust of society. This means that Kao will work to preserve the environment and move forward with further resource savings throughout its operations to contribute to the sustainable overall development of society. In this way, Kao will fulfill its corporate social responsibility, or CSR.

I would like to emphasize that The Kao Way, our corporate philosophy, explicitly states the mission of fulfilling corporate social responsibility under our concept of *Yoki-Monozukuri*, or providing products and brands of excellent value for consumer satisfaction. Only the joy and empathy of the consumers who use our products delight and move the employees of the Kao Group and encourage them to go forward with *Yoki-Monozukuri*. Adhering to The Kao Way, we will conduct our businesses faithfully to be a company that shares joy with the consumer/customer.

### What do you believe is at the heart of Kao's operations?

It is The Kao Way, which calls for employees to practice a consumer-driven approach in their work and to apply the principle of *Genba*-ism, which stresses observing things "on-site," in their actual location and environment. We always make consumers our top priority, conducting day-to-day work from their viewpoint. We always strive to visit sites, and sense, experience and understand consumer behavior in purchasing and using products. We strive to be as close as possible to the consumer to grasp actual needs and develop products and brands with greater value.

Our vision, as stated in The Kao Way, is to be a global group of companies that is closest to the consumer/customer in each market. By all means, we must embrace this vision.

### What is Kao's basic policy on shareholder returns in the future?

We consider it important to consistently deliver steady returns through dividends, and our current target is a payout ratio of approximately 40 percent of consolidated net income. Moreover, we will work to strengthen our ability to procure the funds we need for capital investments, mergers, acquisitions and other investments that further raise corporate value. Over the long term, we will consider share repurchases and other methods to enhance earnings per share and ROE.



# Corporate Governance System and Activities

## Basic Position on Corporate Governance

Kao's basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. Kao considers corporate governance to be one of its most important managerial tasks.

## Directors, Board of Directors, Executive Officers and Committees

In June 2002, Kao introduced the Executive Officer system to promote the separation of supervision and execution.

Currently, Kao has 15 Directors including two Outside Directors, and 25 Executive Officers including 11 who serve concurrently as Directors.

Kao has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to the compensation and nominating committees of the "Company with three committees" system under the Japanese Corporation Law.

## Audit System

Four Corporate Auditors including two Outside Corporate Auditors constitute the Board of Corporate Auditors. The Outside Corporate Auditors have no special interest in the Kao Group. The auditing activities of Corporate Auditors include attendance at important meetings, auditing of key operations and divisions, and investigations of affiliates. In addition, Corporate Auditors regularly conduct various meetings such as quarterly opinion exchange meetings with Representative Directors; briefing sessions on audit plans and audit results with the Accounting Auditor; and semiannual conferences of Corporate Auditors of domestic affiliates.

To further strengthen its audit system, Kao has established the Corporate Audit Services Department, which is responsible for conducting internal audits on the appropriateness of business processes and the propriety and efficiency of the management of Kao and its affiliates.

Kao employs the accounting firm, Deloitte Touche Tohmatsu, to perform audits in accordance with both the Japanese Corporation Law and the Japanese Securities and Exchange Law. Deloitte Touche Tohmatsu ensures that none of its engagement partners is involved in auditing Kao for more than a prescribed period of time, in accordance with the Japanese Certified Public Accountant Law.

Corporate Governance Structure (as of June 2007)


Shareholders Meeting
Accounting Auditor
Monitoring
Board of Corporate Auditors
Audit
Board of Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Compensation Advisory Committee
Supervision
Audit
Management Committee
Audit
CSR Committee
Internal Control Committee
Disclosure Committee
Compliance Committee
Trade Secret (TS) & Personal Information Protection Committee
Risk Management Committee
Committee for Responsible Care Promotion
Quality Assurance Committee
Compliance Reporting Hotline
Outside Lawyers
Consultation
Audit
Corporate Audit Services
Audit
Administrative Divisions
Accounting & Finance
Legal & Compliance
Risk Management
Environment & Safety
Product Quality Management
Others
Business Divisions
Production & Engineering
Research & Development
Audit
Investigation
Subsidiaries/Affiliates
(Attendance)
Conference by Corporate Auditors of Domestic Group Companies
(Attendance)
Corporate Auditors
Board of Corporate Auditors
Certified Public Accountants
Audit

## Internal Control and Risk Management System

On September 1, 2005, Kao established an Internal Control Committee (Committee Chairman: President and CEO) as one of the administrative functions of the Management Committee, to hold discussions and make decisions on fundamental policy or operational planning of internal control, monitor the activities of relevant committees and confirm the effectiveness of internal control activities. Six committees have been placed under the Internal Control Committee as shown in the diagram of Kao's Corporate Governance structure on page 15.

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures takes place in meetings of the Board of Directors or the Management Committee. Risks in business operations are managed in accordance with Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management, promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

## Status of Measures Concerning Respect for the Standpoint of Stakeholders

- ***Rules for Respecting the Standpoint of Stakeholders through Internal Regulations, etc.***

  The Kao Way, an essence of the Company's corporate philosophy, states that "Our mission is 'to strive for the wholehearted satisfaction of the lives of people globally through the Company's core domains of cleanliness, beauty and health.'" The "Vision" section of The Kao Way stipulates that "We aim to be 'a global group of companies that is closest to the consumer/customer in each market,' earning the respect and trust of all stakeholders and contributing to the sustainable development of society." In addition, the Principles of Corporate Ethics in Kao's Business Conduct Guidelines states that "Kao Corporation seeks to be an honest and exemplary company, guided by sensible and fair actions and driven by a fundamental adherence to ethical principles that go beyond mere compliance with laws to earn the true respect of all stakeholders." The text also describes specific details about Kao's conduct guidelines to respect the standpoint of stakeholders.

- ***Establishment of CSR* Committee***

  Kao has established a CSR Committee to determine the objectives the Company must fulfill in society, as well as their direction.

  * Corporate Social Responsibility

- ***Formulation of Policies, etc., for Information Disclosure to Stakeholders***

  The Disclosure Committee, formed in September 2005, formulated a basic policy in May 2006. The policy includes Kao's commitment to disclosing information to shareholders, investors and all stakeholders in a timely, accurate and impartial manner by continuing prompt disclosure of information that falls under the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like provided by the Tokyo Stock Exchange, in compliance with the Corporation Law, the Securities and Exchange Law and various ordinances.

## Information Concerning Hostile Takeover Defenses

The Company did not submit any proposals regarding defensive measures against hostile takeovers to its Annual General Meeting of Shareholders held in June 2007. However, the Company believes that implementing defensive measures is an important task for management, and continues to study the pros and cons of introducing reasonable defensive measures against hostile takeovers. The Company also closely monitors development of the Japanese legal system and trend of business society.

The Company hopes to attract shareholders who will hold Kao's stock on a long-term basis. The Company is committed to rewarding such long-term shareholders by increasing corporate value over the long term through vigorous business activities linked to increasing EVA, and by enhancing shareholder returns, including dividends.** The Company believes that increasing corporate value and enhancing shareholder returns will be duly reflected in Kao's stock price in the market and its market value, which will in turn discourage hostile takeovers that could not be in the best interests of shareholders. At the same time, through its CSR and other activities, the Company promotes understanding of its contribution to global society among all stakeholders. By doing so, the Company expects to increase trust of stakeholders towards its management, which, it believes, will act as a major deterrent to such hostile takeovers.

** The Company has set a target payout ratio of approximately 40 percent of consolidated net income.

Further information on Kao's approach to corporate governance is available at
http://www.kao.co.jp/en/company/governance/index.html

# Directors, Corporate Auditors and Executive Officers



**Takuya Goto**
Chairman of the Board



**Motoki Ozaki**
Representative Director
President and Chief Executive Officer



**Toshio Hoshino**
Representative Director
Senior Executive Vice President

## Board of Directors

* Holds the post of Executive Officer concurrently  ** Outside Director

**Takuya Goto**
Chairman of the Board

**Motoki Ozaki***
Representative Director
President and Chief Executive Officer

**Toshio Hoshino***
Representative Director
Senior Executive Vice President

**Takuo Goto***
Executive Vice President
Global Production & Engineering

**Hiroshi Kanda***
Executive Vice President
Global Consumer Products

**Norihiko Takagi***
Executive Vice President
President, International Business – Consumer Products

**Shunichi Nakagawa***
Executive Vice President
Global Legal & Compliance,
Global Corporate Communications,
Global Information Systems

**Toshihide Saito***
President, Global Chemical Business

**Shinichi Mita***
Vice President, Global Accounting & Finance

**Tatsuo Takahashi***
President and Chief Executive Officer,
Kao Customer Marketing Co., Ltd.

**Masato Hirota***
President, Global Beauty Care Business

**Toshiharu Numata***
Senior Vice President, Global R&D

**Toshio Takayama**
Chairman of the Board, Kanebo Cosmetics Inc.

**Atsushi Takahashi****
Representative Director
Chairman of the Board, The Sumitomo Trust & Banking Co., Ltd.

**Osamu Shoda****
Representative Director
Chairman of the Board, Nisshin Seifun Group Inc.

## Corporate Auditors

*** *Outside Corporate Auditor*

**Shoichi Otake**
Full-time Corporate Auditor

**Takashi Matsuzaka**
Full-time Corporate Auditor

**Satoshi Ito*****
Corporate Auditor, Certified Public Accountant

**Tadashi Oe*****
Corporate Auditor, Attorney at Law

## Executive Officers

**Yoshiiku Hirai**
Vice President, Global Lifestyle Research

**Yoshitaka Nakatani**
Vice President, Global Production & Engineering

**Shinichiro Hiramine**
Chairman of the Board and President and Chief Executive Officer, Kao Corporation Shanghai

**Ken Hashimoto**
Vice President, Global Procurement

**Hisao Mitsui**
Vice President, Global Production & Engineering
(Fabric & Home Care)

**Shigeru Koshiba**
President, Global Fabric & Home Care Business

**Shoji Kobayashi**
Vice President, Global Chemical Business

**Takuji Yasukawa**
President, Global Food & Beverage

**Yasushi Aoki**
Vice President, Global Human Capital Development

**Michitaka Sawada**
Vice President, Global R&D

**Masumi Natsusaka**
President, Global Prestige Cosmetics & Global Premium Skin Care

**William J. Gentner**
President and Chief Executive Officer,
Kao Brands Company

**Katsuhiko Yoshida**
President, Global Human Health Care Business

**Naohisa Kure**
Vice President, Global R&D
(Beauty)

(As of June 28, 2007)

# Environmental Activities

Kao makes ongoing efforts to identify and assess the environmental impact of its products at every stage of the product lifecycle with the aim of developing products with less environmental burden.



The Wakayama Factory achieved zero emissions in fiscal 2006.

Manufacturing products for daily consumer use requires the use of a large volume of fats and oils and fossil fuels. Kao is committed to conserving resources and energy by using such resources effectively and productively at the point of production. As a company engaged in the chemical industry, we must also take into consideration the effect of chemical substances on the ecological system and human body at every stage from manufacturing to use and disposal. It is essential for us to recognize the impact of our business activities on the environment and to reduce the environmental burden as much as possible throughout the lifecycle of products in order to sustain our business operations into the future. Kao strives to strike a good balance between business and the environment without causing any unrecoverable impact on the natural environment.

In light of the nature of our business, we recognize the following four issues as being important management tasks in our efforts to reduce the environmental burden of our business activities. We have set numerical targets and placed the full weight of our efforts on reducing these burdens.

### 1. Greenhouse Gas Emissions

Production and distribution activities produce greenhouse gases such as $CO_2$. Kao is making efforts to reduce greenhouse gas emissions in all phases of its business activities from research and development to sales.

### 2. Chemical Substance Management

Kao manages chemical substances using its original Comprehensive Management System for Chemical Substances. This system is a register of each Kao product according to raw materials and ingredients. The system provides prompt information on which raw materials are used in each product and related quality, safety and legal information. We also use this system to promote our efforts to reduce volatile organic compounds (VOCs), in addition to chemical substances subject to the Pollutant Release and Transfer Register law.

### 3. Waste Materials

In addition to the finished products that ultimately reach the homes of consumers, our production processes unavoidably also generate by-products and waste materials. Kao uses such by-products and waste materials as resources as effectively as possible to minimize final disposal amounts. In 2006, the Wakayama Factory achieved zero emissions, and as a result, all domestic factories have achieved zero emissions.

### 4. Containers and Packaging Materials

Kao is promoting the 3Rs (Reduce, Reuse, and Recycle) for containers and packaging.

### Environmental Targets for Fiscal 2010 and Results for Fiscal 2006

In an effort to promote our environmental activities, Kao has set numerical targets in Japan for important issues. The chart below shows major targets and results for fiscal 2006, as well as fiscal 2010 targets.

### Environmental Initiatives: Targets and Results

| Priority item | FY 2006 targets | FY 2006 results | FY 2010 targets |
|---|---|---|---|
| Energy conservation | Further reinforce and implement energy consumption reduction measures. Reduce basic unit[1] index to 76. | Reduced to 75 | Reduce basic unit index to 72. |
| Global warming prevention | Reduce basic unit index for greenhouse gases[2] to 69. | Reduced to 71[3] | Reduce basic unit index to 65. |
| Waste material reduction | Achieve zero emissions[4] at all factories. | Achieved zero emissions | Reduce total waste from all factories to 150 tons or less. At the same time, achieve new zero emissions target[5] at all factories. |

Notes: 1. Basic unit: Amount per unit value added production output. Index represented with the 1990 value defined as 100. Value added production output is the amount that can be obtained by excluding the variable manufacturing cost from the production output on the basis of selling price.
2. Greenhouse gas emissions: $CO_2$ equivalent emissions of the six greenhouse gases specified in the Kyoto Protocol.
3. The target was not achieved despite efforts including switching to energy sources with low emissions of greenhouse gases.
4. Zero emissions: To reduce the final disposal waste to 0.5% or less of the total annual waste generated in weight.
5. New zero emissions target: To reduce the final disposal waste to 0.1% or less of the total annual waste generated in weight.

# Corporate Citizenship Activities

Kao is engaged in a variety of activities to support science education as part of its social responsibility as a chemicals manufacturer.

## Science Experiment Classes

We conduct factory tours for over 9,000 elementary school children each year. The tours include classes with science experiments designed to show how chemical technology is a part of everyday life by observing the activity of surfactants and the mechanism of cleaning. Kao also provides materials for experiments to various academic groups that hold science events for children.



## Kao Teacher Fellowship

In partnership with Earthwatch Japan, we established the Kao Teacher Fellowship in 2003 for elementary and junior high school teachers. As of 2006, the program has provided 39 educators with the opportunity to participate as volunteers in overseas environmental field research projects, an experience that participants can then apply to their teaching.



## Co-sponsoring the Japan Science & Engineering Challenge (JSEC)

By offering a company award at the JSEC, a national research contest for high school students, Kao provides an opportunity for talented Japanese students to attend the International Science and Engineering Fair held in the United States, where they can interact with students from around the world through scientific research.



## Kao Foundation for Arts and Sciences Award for Young Scholars (Kao Research Grant)

To commemorate Kao's 100th year in business, the Kao Foundation for Arts (now the Kao Foundation for Arts and Sciences) was established in 1990 with the aim of promoting the arts, science and technology. Since 1998, the Foundation has presented awards annually to talented young Japanese researchers in the field of surface science in the genres of "chemistry and physics" and "medicine and biology." As of 2006, Kao has presented awards to 15 individuals. Kao aims to promote science and technology in Japan by contributing to the development of young researchers.


花王研究奨励賞贈呈式・受賞記念講演
財団法人 花王芸術・科学財団

# Research & Development and Intellectual Property

Kao's R&D Division works to create innovative products by integrating two kinds of research activities: product development research to design and commercialize products that meet consumer needs, and fundamental research to study materials and mechanisms Kao discovers. The *Medicated Pyuora* oral care brand, a hit product in fiscal 2006, was created under this unique R&D structure.



The Oral Health Care Center conducts research on the oral environment from the perspective of prevention.

### Research Starting from the End User's Perspective

Looking for new approaches from the perspective of product end users' concerns, the Human Health Care Research Center, part of Kao's product development, worked with a dental university to closely observe peoples' living patterns and changes in their oral conditions over the course of a day. The study showed that some people had halitosis or a pasty feeling in the mouth, even though they had no caries or gum disease. The knowledge that oral discomfort is related to a reduction in saliva secretion provided the impetus for further research.

Combining these results with findings from research into saliva, the Biological Science Research Laboratories, which handle fundamental research, decided that it was important to control the oral environment when saliva secretion is low. In addition to its cleansing and anti-bacterial effects, saliva keeps the oral environment healthy by flushing out bacteria that live in the mouth. However, saliva secretion decreases with age, and fluctuates during the course of the day for each individual, thus changing the oral environment.

### The Ingredient Discovery Process

Work began immediately on developing an ingredient that controls the oral environment. The Human Health Care Research Center and the Biological Science Research Laboratories examined more than 50 new and existing materials suitable for use in oral care. The research found that the most suitable material was erythritol, a refreshing sweetener used in beverages and other products. Erythritol permeates the oral bacteria clusters that cause halitosis or a pasty feeling in the mouth, making them easier to break up and wash away. Because it assists saliva in its role of cleaning out the mouth, erythritol is a very effective oral care ingredient.

Expanding research to integrate end users' viewpoints played a major role in these results, as did the strong collaboration not only between in-house research laboratories, but also with an external dental university.

### Intellectual Property

The Intellectual Property Center in the Research and Development Division promotes the acquisition and use of intellectual property rights. The staff of the Intellectual Property Center implements an intellectual property strategy consistent with Kao's business and research strategies together with patent liaison persons at each laboratory. Patent liaison persons have a detailed knowledge of both technologies and intellectual property.

Close communication between the staff of the Intellectual Property Center and researchers or patent liaison persons in each laboratory enables the smooth unearthing of new inventions and the development of feasibility studies for filing patent applications from the initial stage of research and development. This close communication helps create comprehensive patent applications to protect technologies. For the development of Kao's new oral care ingredient erythritol as well as other new technologies, the team brainstormed and prepared a comprehensive patent portfolio.

These activities promote the establishment of a basic recognition within the Company that intellectual property rights such as patents are an important corporate management asset, and help to improve the level of Kao's activities.

### Aging and the Oral Environment

(Kao's study of males and females aged 20 to 59)


1.4
1.3
1.2
1.1
55
50
45
40
35
0.8
0.7
0.6
0.5
0.4
Saliva
Halitosis
Pasty Feeling
20s
30s
40s
50s

- Volume of Substances Causing Halitosis (ppb) (Near left axis)
- Volume of Substances Causing Pasty Feeling (mg/ml) (Far left axis)
- Volume of Saliva Secretion (g/minute) (Right axis)

# Review of Operations



# Kao at a Glance (As of March 31, 2007)

■ Consumer Products
□ Prestige Cosmetics
□ Chemical Products



15.8 %
0.4%
23.8 %
60.4 %
17.6%
82.0%


Outer circle: Net Sales*
Inner circle: Operating Income**

Net Sales*
(Billions of yen)



(Years ended March 31)
1,400
1,200
1,000
800
600
400
200
0
865.2
143.0
75.8
646.4
902.6
154.5
77.6
670.4
936.9
168.6
78.3
690.0
971.2
181.9
85.2
704.0
1,231.8
194.4
292.7
744.7
2003
2004
2005
2006
2007


Operating Income**
(Billions of yen)



(Years ended March 31)
140
120
100
80
60
40
20
0
113.8
18.2
5.3
90.4
119.6
19.9
7.4
92.2
121.0
20.7
7.7
92.6
119.9
22.0
5.2***
92.7
120.6
21.2
0.5***
98.9
2003
2004
2005
2006
2007


* Net sales to outside customers only.
** Operating income excludes eliminations.
*** Operating income before deduction of amortization related to Kanebo Cosmetics Inc. was ¥27.3 billion for 2007 and ¥7.8 billion for 2006.

## Consumer Products Segment

Japan

Personal Care

Fabric and Home Care

Feminine and Baby Care

Health Care

Overseas

Asia and Oceania

North America and Europe

## Prestige Cosmetics Segment

## Chemical Products Segment

## Personal Care


Bioré
Blaune
Plus

- Soaps
- Skin care products
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Hair coloring agents
- Men's products
- Bath additives
- Oral care products

## Feminine and Baby Care


Merries
Merries
Freeday

- Sanitary napkins
- Hygiene care products
- Disposable baby diapers
- Incontinence products

## Asia and Oceania


Bioré
Feather

- Skin care products
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Laundry detergents
- House cleaning products
- Sanitary napkins

## Prestige Cosmetics Segment



- Skin care
- Foundation
- Makeup

## Fabric and Home Care



- Laundry detergents
- Fabric softeners
- Bleach
- Dishwashing detergents
- Kitchen cleaning products
- House cleaning products
- Paper cleaning products
- Pet care products

## Health Care



- Healthy cooking oils
- Healthy dressings
- Healthy mayonnaise-type dressing
- Healthy drinks
- Thermal pads

## North America and Europe


Jergens
Curél
Bioré
blonde
GUHL
ban
GOLDWELL topchic

- Skin care products
- Shampoos, conditioners and hair treatment products
- Hair styling agents
- Antiperspirants/deodorants
- Professional hair care products

## Chemical Products Segment



- Fatty acids
- Fatty alcohols
- Fatty amines
- Glycerin
- Edible oils
- Concrete additives
- Asphalt emulsifiers
- De-inking agents
- Fragrances and aroma chemicals
- Agrochemical additives
- Disinfectant cleaners
- Water treatment chemicals
- Cleaners for electronic parts
- Plastics additives
- Rubber processing agents
- Copier and printer toner and related products
- Polyurethane for shoe soles

- Sales of personal care products increased 3.6 percent to ¥194.6 billion.
- In the skin care category, Kao reached number one in the facial cleanser market with the launch of *Bioré Marshmallow Whip*, and increased market share for *Bioré U* body cleanser.
- Sales of shampoos and conditioners were lackluster due to increased competition, despite strong sales of *Merit* and *Essential*.
- In the oral care category, Kao launched *Medicated Pyuora* toothpaste and dental rinse, which base their appeal on "freshening up a pasty mouth," and sales increased.



- Sales of fabric and home care products increased 2.6 percent to ¥243.8 billion.
- The Kao Group strengthened core brands by adding value. In laundry detergents, Kao renewed *Attack* with superior cleaning power for washing large loads, and launched *Attack ALLin* with bleach and fabric softener.
- The launch of *Humming Flair Relaxing Herbal Scented* and *Humming Flair Flower Blossom Essence* fabric softeners won consumer support and sales were strong.
- Sales of dishwashing detergents expanded with a citric acid formulation added to the lineup for *Family Kyukyutto*.



- In the feminine care category, sales of sanitary napkins increased as consumer support steadily expanded for *Laurier F*, which alleviates skin stress, and Kao enhanced the product line.
- In addition, Kao worked to add value to disposable baby diapers by making them gentler on the skin. As a result, sales increased substantially.
- Adult incontinence products performed well, with the launch of *Relief Rehabilitation Starter Pants*, which can be worn like underpants and opened using tape stays, making them convenient for users new to nursing.



- In the health care category, sales of *Econa* brand healthy cooking oils were impacted by increasing competition in the market.
- Sales of *Healthya* healthy functional drinks increased with the launch of *Healthya Water* sports drink with a refreshing grapefruit flavor.



- Sales in Asia increased 15.7 percent to ¥66.2 billion. The Kao Group is working to build a unified management structure encompassing all of Asia, including Japan, and provide high-value-added products to fit local markets.
- Kao expanded sales of the *Asience* premium hair care brand from Taiwan and Hong Kong to Singapore, and increased sales with the addition of a new essence water/lotion and hair mask.
- In the sanitary napkin category, Kao launched *Laurier F* in Hong Kong and Singapore, posting strong sales. In Thailand, Kao launched *Attack Easy*, and sales were favorable.



- Sales in North America and Europe increased 8.2 percent to ¥124.8 billion.
- Kao Brands Company added a product for the face to the *Jergens natural glow* skin care brand. This increased sales of *natural glow*, which provides a natural-looking, healthy summer glow just by moisturizing daily.
- The *John Frieda* hair care brand enhanced its *Frizz-Ease* line of shampoos and conditioners, which drove sales growth.
- KPSS – Kao Professional Salon Services GmbH expanded sales by conducting a major renewal of the *KMS* brand for high-end beauty salons.



- Sales of prestige cosmetics increased 243.3% to ¥292.7 billion.
- The Kao Group strengthened its product and sales capabilities. At Kanebo Cosmetics Inc., the new premium prestige skin care brand *Impress, Kanebo BLANCHIR Whitening Conclusion*, and *KATE* makeup performed well.
- Kao worked to stimulate the market with the launches of the new skin care brand *HADA•KA* and *Phytomax*, the latter sold exclusively through drugstores.
- *Molton Brown* sales increased substantially with the addition of new products and the expansion of sales regions.



- The Kao Group reinforced global operations and expanded core fields of oleo chemicals, performance chemicals and specialty chemicals. Sales increased 7.0 percent to ¥223.6 billion (excluding the effect of currency translation, the increase was 3.6 percent).
- Japan: Sales rose 2.1 percent to ¥116.9 billion.
- Asia: Sales increased 4.2 percent to ¥55.8 billion.
- North America and Europe: Sales increased 14.9 percent to ¥82.9 billion.



# — Japan

**Net sales of the Consumer Products Segment in Japan increased 4.3 percent to ¥562.4 billion. The Kao Group worked to further strengthen its core brands and to launch and nurture new products in support of its objective of profitable growth by promoting high-value-added products. Despite the increase in sales and Kao's efforts to reduce costs and make more effective expenditures, operating income was substantially affected by rising raw material prices.**

Net Sales
(Billions of yen)


500.9
514.1
536.9
539.1
562.4
2003
2004
2005
2006
2007

## Personal Care

### Overview

In the market for consumer products, the persistent downward trend in prices began to show signs of changing, as retail prices in some product categories turned upward. Sales of Kao personal care products increased faster than the overall market, which grew only slightly. Kao continued to make steady progress in its company-wide shift to products with higher added value. Development of new products that create new markets, the launch of improved products in response to consumer preferences, and measures to deepen ties with drugstores and other retailers contributed to the increase in sales of personal care products.



Relaunches resulted in substantial sales growth for *Essential Damage Care* shampoo and conditioner.

### Key Initiatives and Results in Fiscal 2006

In the hair care category, Kao marked the 30th anniversary of the launch of *Essential Damage Care* with the August 2006 relaunches of *Essential Damage Care Nuance Airy* and *Essential Damage Care Rich Premier*, which are formulated for the kind of finish today's women want. Sales of these products expanded strongly. In addition, sales of *Merit*, which Kao renewed as a shampoo and rinse for the whole family, increased steadily. As a result, Kao secured the top market share in the shampoo category.

Kao focused in particular on the increasing shift in consumer purchase decision-making to the Internet, events, and in-store information in addition to television commercials, and developed a multifaceted marketing approach to match target buyers. These measures helped encourage consumers to buy.

For the *Bioré* skin care brand, which targets women, Kao focused on makeup remover, an expanding market in recent years. Kao maintained top share in this category in the second half of the period by developing a lineup of products to match makeup type and removal situation, in the same way it launched *Bioré Cleansing Cotton Smooth Oil In*, which easily cleans off hard-to-remove mascara. For the *Bioré U* family skin care brand, Kao introduced *Family Bath Milk for Smooth Skin* and added the invigorating new *Bioré U Applemango Scented* body cleanser. As a result, the brand kept its top position.


Bioré

Consumers were enthusiastic about the high added value of *Bioré Cleansing Cotton Smooth Oil In.*

Sales of hair coloring products grew significantly. In the *Blauné Shining Hair Color* series, *Blauné Shining Hair Color Stylish*, which effectively covers gray even for lighter hair colors, sold well with solid support from women in their late thirties. A substantial increase in the market share of *Blauné Point Cover Hair Colors*, a hair coloring agent that easily covers up spots of graying hair, also drove sales. Overall, sales of hair coloring products showed double-digit growth.

In the *Liese Supply* series, Kao launched *Liese Supply Citron Scented Hair Styling Water* for updo hairstyles in March 2007. Retailers are enthusiastic about this product's potential to tap a new market.

In oral care products, new *Medicated Pyuora* toothpaste and mouthwash, which base their appeal on "freshening up a pasty mouth" under the concept of total oral cleaning, sold strongly. As no



The *Blauné Shining Hair Color* series covers grey with lively color.

product offering this effect was previously available, *Medicated Pyuora* expanded the toothpaste market and was, therefore, well received by retailers.

*Success* shampoo for men secured top market share with support from men in their thirties and forties for its emphasis on scalp care.

**Issues for Fiscal 2007 and Beyond**
Kao will continue to focus on changes in consumer attitudes and lifestyles while strengthening its shift to products with higher added value. The goal is to stimulate the market with distinctive new and improved products.

In the hair care category, Kao will aim to attract a new customer segment by launching *Segreta* ("secret" in Italian), a new shampoo in the premium price range that targets women in their forties.

In the *Bioré* line of skin care products, Kao will seek to expand its share of the makeup-remover market with the recently launched *Bioré Meiku Torokeru Rikiddo (Melting Liquid Makeup Remover)*, a revolutionary new product that gently dissolves makeup by simply rubbing.

Recent efforts to expand the *Curél* line for dry and sensitive skin, which has a solid base of loyal users, have included the launch of a shampoo and conditioner that are gentle on the scalp and leaves hair feeling smooth.

## Fabric and Home Care

**Overview**
The decline in retail prices showed signs of bottoming out in all categories. Sales in the fabric and home care products business were strong overall, but profits were affected by high raw material costs. Reflecting changes in society, consumers are changing their attitudes toward housework and their needs are diversifying. In response, Kao successfully launched new products with high added value that precisely meet new consumer needs.


アタック
ALLin

The five added functions of *Attack ALLin* include fabric softening and bleaching.





*Family Kyukyutto* detergent for automatic dishwashers has an antibacterial effect.

**Key Initiatives in Fiscal 2006**
New products performed well, contributing to sales growth and helping to strengthen Kao's main brands such as *Attack*. In the laundry detergent category, Kao relaunched *Attack* with superior cleaning power even for large loads of laundry. Kao also launched *Attack ALLin*, a new product with added functions including both softening and bleaching. This product received support from consumers who want a detergent that makes washing laundry more convenient. In the dishwashing detergent category, Kao launched *Family Kyukyutto* with citric acid. Featuring antibacterial action in addition to superior cleaning power, this popular product significantly increased its share in a growing market. In home care products, sales of *Quickle Wiper Handy* cleaning wipes were higher than expected. Besides their absorption function, this product matched consumer needs by making cleaning more enjoyable. It was also popular with retailers because it expanded the market.

**Issues for Fiscal 2007 and Beyond**
A top priority in the next fiscal year will be developing products that meet diversifying consumer needs. Kao will work to develop products with added features that make them enjoyable and convenient to use in a variety of situations. By doing so, Kao aims to maintain its position in categories in which it has the number-one share, and secure the number-one share in other categories.

# Feminine and Baby Care

### Overview

In both the baby diaper and sanitary napkin categories, Kao centered its business on products featuring high added value. This approach resonated with consumers, and contributed to significant sales growth.

Sales of *Relief* for adult incontinence and *Freeday* for light urinary incontinence were strong. The market for adult incontinence products is expanding due to the increase in Japan's over-65 population. Similarly, the market for products for light urinary incontinence, which is said to affect about half of women, is also growing rapidly.

### Key Initiatives and Results in Fiscal 2006

The baby diaper category drove sales in the feminine and baby care segment. Kao has made a series of improvements to *Merries* baby diapers since the second half of 2004 based on the concept "gentle on baby's skin." As a result, this brand has established a solid reputation with strong support from consumers, and its share of the baby diaper market increased sharply in the past fiscal year.



The absorbent yet gentle *Laurier F* sanitary napkin brand added a product for heavy night-time flow.



Merries
メリーズ
さらさら
エアスルー
S54.


*Merries* baby diapers have established the concept "gentle on baby's skin."

In the sanitary napkin category, the key concept of the *Laurier F* line is alleviating skin stress. Sales continued to grow strongly from the previous fiscal year with the addition of a product for heavy night-time flow. For retailers, Kao has been proposing a "Six-Zone Strategy" that uses a functionality and preference matrix in sanitary napkin retail spaces to help women select the product that matches their individual needs. This proposal is designed to overcome fixed ideas regarding conventional retailing of sanitary napkin products.

*Relief* adult incontinence products have established a reputation as a reliable brand for first-time users. With the gradual rise in consumer acceptance, sales of *Relief Disinfectant and Deodorant Underwear Style Pants* showed double-digit growth in fiscal 2006.

### Issues for Fiscal 2007 and Beyond

In the baby diaper category, Kao will aim to secure the position of *Merries* as a trusted brand by improving comfort with even greater air permeability and softness.

For sanitary napkin products, Kao will continue to offer original, new ideas based on the Six-Zone Strategy by developing products that alleviate skin stress and provide a greater sense of security.

In products for light incontinence, *Freeday Slim Liner*, which allows easy care of discharge and urinary incontinence with a single sheet, was launched in February 2007. Sales have been favorable, generating high expectations from retailers.



リリーフ


*Relief Rehabilitation Starter Pants* are an ideal post-hospitalization adult incontinence product.

# Health Care

### Overview

In the market for cooking oils, as the trend toward larger container sizes and lower prices continued, sales of Kao's *Econa* series of healthy cooking oils weakened due to the effect of increased competition. Sales in the overall drink market remained essentially flat, but the market for functional and sports drinks grew slightly. Strong initial sales of *Healthya Water*, a new product in that category, exceeded expectations and helped invigorate the market.





One of the products in the *Econa Healthy Cooking Oil* lineup prevents fat buildup and lowers cholesterol.

### Key Initiatives in Fiscal 2006

The focus of functional cooking oils has been on delivering the health value expected of a Food for Specified Health Use. In functional drinks, *Healthya Green Tea* maintained steady support in its original core target segment. In sports drinks, Kao launched *Healthya Water*, which has a refreshing grapefruit flavor. Sales were greater than expected, as its core target segment and consumption situations steadily grew. In marketing, Kao assigned full-time health-care advisors, strengthened its cooperation with dietitians, the Japan Society of Ningen Dock and other organizations, and promoted information exchange with retailers and communication with public health centers.

### Issues for Fiscal 2007 and Beyond

Kao will more prominently highlight the *Econa Healthy Cooking Oil* series, which not only prevents fat buildup but also lowers cholesterol, and will use its marketing strengths for differentiation from competing products. Kao has been further enhancing the lineup of *Econa* products by adding *Econa Pasta Sauce* with selected ingredients to its existing mayonnaise-type and dressing sauces.

In the drink category, Kao will aim to expand the customer base for *Healthya Water* by adding an item with a new flavor.

In addition to providing products such as *Econa* and *Healthya* that help to counter lifestyle-related diseases, Kao will offer information and programs to support prevention and treatment.


ヘルシア
healthya
healthya

*Healthya Water* has energized the entire sports drink market.



*Econa Pasta Sauce* with selected ingredients uses *Econa* brand healthy cooking oil.

# — Asia and Oceania

Net sales of the Consumer Products segment in Asia and Oceania increased 15.7 percent to ¥66.2 billion. Excluding the effect of currency translation, sales increased 6.8 percent. Intense competition continued in this growing market, but the Kao Group worked to boost its competitiveness by implementing its Asia Harmonization program, which views Asia as a single region including Japan, and offering high-value-added products adjusted to conditions in each market.

**Net Sales**
(Billions of yen)


64.2
60.0
53.5
57.2
66.2
2003
2004
2005
2006
2007

**Overview**

The Kao Group enhanced harmonization of marketing and sales activities in Asia with those in Japan. The promotion of global supply chain management and other standardization of work procedures increased the quality and speed of business operations. As a result, both sales and income increased over the previous year.

The Asia Harmonization program was particularly successful in Thailand and Indonesia. Joint efforts with major global retail chains and local retail chains have started to increase customer satisfaction. Kao developed effective sales promotions with retail chains by sharing product launch plans for the year and gaining insight into customer needs.

In China, where Kao has undertaken structural reforms over the last several years, a focus on the *Bioré*, *Laurier* and *Attack* brands energized them and led to high growth in sales.

**Key Initiatives and Results in Fiscal 2006**

The sales area of the premium hair care brand *Asience* expanded to Singapore in addition to Taiwan and Hong Kong, and growth surpassed expectations. The addition of new items such as a hair beautifying essence and hair mask won strong consumer support. Kao will continue to focus on the high-potential *Asience* brand.

In Thailand, laundry detergent *Attack Easy*, launched in January 2006, was off to an excellent start. This product gained overwhelming support for its formulation that matches the conditions of the local market, where many people hand-wash clothes.

Kao launched the *Laurier F* line of feminine hygiene products in Hong Kong and Singapore, where its popularity generated strong sales. In China, sales of *Laurier Super Slim Guard* and other high-value-added products increased steadily.



*Attack Easy* was developed to meet the needs of hand laundering.



*Laurier F* sanitary napkins are a strong seller in Hong Kong.

In the ASEAN region, trust in the Kao brand is well established in the facial cleanser and body cleanser categories. *Bioré U* gained the top market share in Indonesia, while sales of *Men's Bioré* also increased substantially throughout the region with a relaunch and new items.

**Issues for Fiscal 2007 and Beyond**

The continuing Asia Harmonization program is aimed at achieving sales expansion that surpasses market growth, which will generate profits over the medium and long term. Amid continuing fierce competition in Asia, Kao will further study market conditions in each country and region to reinforce its consumer-driven approach.

Efforts to strengthen core brands *Attack*, *Bioré*, and *Laurier* will take advantage of the Kao Group's product development capabilities in working to deliver products that local consumers want.

# — North America and Europe

Net sales of the Consumer Products segment in North America and Europe, which specializes in premium personal care products, increased by 8.2 percent to ¥124.8 billion. Excluding the effect of currency translation, sales increased by 2.4 percent. Introduction of new *high-value-added products* spurred steady growth in the salon business.

Net Sales
(Billions of yen)



87.5
102.0
106.7
115.3
124.8
2003
2004
2005
2006
2007


**Overview**

The skin care and hair care businesses of Kao Brands Company (KBC) faced intensifying competition from a succession of similar products. KBC strengthened its body lotion business with a focus on *Jergens* skin care products, in particular by enhancing the lineup for *Jergens natural glow*, which was a major hit in the United States in 2005. In the hair care business, new launches and relaunches of *John Frieda* products resulted in a solid sales increase. KPSS – Kao Professional Salon Services GmbH achieved steady sales growth by restaging the *KMS* brand and strengthening its core *Goldwell* brand.



Sales of the restaged *KMS* professional hair care brand grew substantially.



FRIZZ-EASE.
CURL AROUND.
CURLY
FRIZZ-EASE.
CURL AROUND.
CURLY


Redesigned *John Frieda Frizz-Ease* shampoo and conditioner

**Key Initiatives and Results in Fiscal 2006**

In the skin care business, KBC extended the *Jergens natural glow* product line with the addition of a new color variant for the body and the launch of three color variants for the face in January 2006. These contributed to a substantial increase in total *Jergens* brand sales. The addition of the *Pore Minimizing* series in June 2006 supported solid growth of the *Bioré* line.

In the hair care business, the introduction of new and relaunched products increased sales of the *John Frieda Frizz-Ease* shampoo and conditioner line, and propelled sales of *John Frieda* products. *Luminous Color Glaze*, launched in January 2006, received the Breakthrough Product of the Year award at the *Women's Wear Daily* Beauty Biz Awards. At KPSS – Kao Professional Salon Services GmbH, *KMS* professional hair care products achieved double-digit sales growth with a complete restaging in January 2006, implementing a "New California" concept that adds natural ingredients to Kao's hair beautifying technology. The *Goldwell* brand enhanced its *Topchic* and *Colorance* hair coloring products for a slight year-on-year increase in sales.

**Issues for Fiscal 2007 and Beyond**

KBC will strengthen its foundation for future growth. Since competition with other companies is likely to continue intensifying, KBC will use the Kao Group's technological and marketing capabilities to succeed and maintain its leading position. Measures to strengthen the *John Frieda* brand image included renewing all product packaging in January 2007, and a marketing campaign that spotlights charismatic beauticians. The *John Frieda* brand will be launched in Spain in 2007.

In the skin care category, KBC added new products to the *Jergens natural glow* line in January 2007, and will continue its efforts to stimulate the market.

Ongoing measures at KPSS – Kao Professional Salon Services GmbH to strengthen the core *Goldwell* brand will focus on hair coloring products. The company will continue to cultivate the restaged *KMS* brand in the United States, and expand use of its products in high-end salons in Europe.

# Prestige Cosmetics Segment

With the addition of Kanebo Cosmetics and Molton Brown, sales of the Prestige Cosmetics segment increased 243.3 percent from the previous fiscal year to ¥292.7 billion, in line with forecasts. Operating income was ¥0.5 billion, also largely as forecast, due primarily to amortization expenses for Kanebo Cosmetics Inc. Excluding this factor, operating income was ¥27.3 billion, a year-on-year increase of ¥19.5 billion.


Net Sales
(Billions of yen)
75.8
77.6
78.3
85.2
292.7
2003
2004
2005
2006
2007

**Overview**

With the inclusion of Kanebo Cosmetics in consolidated results, the Kao Group worked to build strong, distinctive brands amid changes in retail channels and in consumer values and beauty consciousness. As a result, segment sales were largely as forecast.

Abnormal weather was among the factors that kept growth in the Japanese cosmetics market essentially flat. Although the low-priced and high-priced product sectors continued their expansion of recent years, *Kao Sofina*'s main market of mid-priced products (¥2,000 to ¥5,000) continued to contract.

In response to these conditions, Kanebo Cosmetics is focused on building strong brands. Its successful strategy of concentrating investment in 25 key brands increased sales faster than the overall market. For *Sofina* products, despite strong department store sales of *est*, sales in other channels decreased slightly as the market contracted. *Molton Brown* achieved double-digit sales growth by launching new products and expanding its sales regions.





Department store sales of *est* are supported by beauty counseling.

**Key Initiatives and Results in Fiscal 2006**

Kanebo Cosmetics increased sales of *Impress*, a new premium prestige skin care brand sold exclusively at department stores, *Kanebo BLANCHIR Whitening Conclusion* medicated whitening serum and the *KATE* makeup series. Kanebo Cosmetics has been working for many years to secure a leading position in the premium whitening serum market, and the launch of *Kanebo BLANCHIR Whitening Conclusion* in March 2006 further raised the Kao Group's position in this sector. The exclusive department store brand *LUNASOL* gave Kanebo Cosmetics a foothold with good prospects in that channel. Kanebo Cosmetics Inc. also strengthened development of its business in China by launching *Impress* and *LUNASOL* as strategic brands.


Kanebo
Kanebo



*LUNASOL,* sold exclusively in department stores, has been introduced as a strategic brand.


Kanebo
白麗。透明のその先へ。
赤い美白
Kanebo BLANCHIR

A magazine ad for the *Kanebo BLANCHIR* series with *Kanebo BLANCHIR Whitening Conclusion* medicated whitening serum, a strong seller since its March 2006 launch

The *Kao Sofina* lineup includes *est*, sold exclusively in department stores, and *ALBLANC* for general merchandisers and drugstores that offer customer counseling. Energetic measures focusing on both products and marketing resulted in sales exceeding projections and earned greater trust from consumers and retailers. An aggressive marketing strategy concentrated on reinforcing *Sofina*'s edge in the drugstore channel. New product launches to revitalize the lineup included *HADA·KA*, aimed at women in their twenties, in the first half, and the *Phytomax* skin care brand, sold exclusively at drugstores, in the second half.

**Issues for Fiscal 2007 and Beyond**

Kanebo Cosmetics will continue to concentrate investment in 25 key brands, including *TWANY*, *REVUE* and *T'ESTIMO*, in Japan and to expand overseas sales by accelerating business development in China. The company will also vigorously develop new businesses in the area of health and beauty.

Initiatives for *Kao Sofina* in Japan will focus on adding outstanding value to the core *Sofina* brand and raising the value of the *est* and *ALBLANC* counseling brands. Overseas, Kao will continue to strengthen the foundation of its business operations in China, Hong Kong and Taiwan.



Molton Brown opened a store for direct sales in Japan.

The strongly performing Molton Brown, already a presence in Isetan, Hankyu and Seibu department stores, opened a new store in Tokyo's Marunouchi district in April 2007. This will steadily boost brand recognition in Japan and generate synergy within the Kao Group.

The Synergy Committee set up by Kao and Kanebo Cosmetics has prepared a roadmap for realizing synergies. A shift to implementation in fiscal 2007 will take advantage of both companies' strengths.


HADA·KA

The new *HADA·KA* skin care brand

Sales of the Chemical Products segment were ¥223.6 billion, an increase of 7.0 percent compared to the previous year. Excluding the effect of currency translation, the increase was 3.6 percent. Operating income was impacted by rising raw material prices, decreasing ¥0.8 billion from the previous fiscal year to ¥21.2 billion.



Net Sales
(Billions of yen)
170.9
181.6
197.0
208.9
223.6
2003
2004
2005
2006
2007




*Tertiary amines sold strongly in North America and Europe.*

**Overview**

Although the Japanese economy maintained upward momentum during the past fiscal year, high crude oil prices and the accompanying sharp rise in raw material prices had a significant impact on corporate earnings and increased uncertainty. In this environment, Kao continued working to expand sales by reinforcing its global operations in the three business areas of this segment – oleo chemicals, performance chemicals and specialty chemicals – to ensure high product quality and stable and efficient supply.



*Kao's toner and toner binder for copiers and printers are highly evaluated for their quality.*

**Key Initiatives in Fiscal 2006**

In the oleo chemicals business, Kao expanded manufacturing facilities for fatty alcohols in the Philippines, which, combined with production facilities in Malaysia, increased production capacity to meet future demand. However, sales decreased in comparison with the previous fiscal year due to a short-term supply/demand imbalance that led to lower sales prices. Sales of tertiary amines were strong in North America and Europe.

In the performance chemicals business, sales of superplasticizers for concrete admixtures increased.

In the specialty chemicals business, sales of toner and toner binder for copiers and printers increased overall due to strong performance in North America and Europe that offset a year-on-year decrease in Japan caused by heightened competition. Sales of ink and colorants for inkjet printer ink in Japan decreased. However, sales of polishing agents for hard disks increased substantially, and sales of cleaners for electronic parts were also strong.

**Issues for Fiscal 2007 and Beyond**

Kao will work to achieve high product performance and low-cost operation by further promoting global integration of research, manufacturing and marketing operations. The oleo chemicals business will precisely conduct stable production of fatty alcohols, capacity of which has increased to approximately 300,000 tons annually, and supply chain management to further strengthen its business foundation. In the performance chemicals business, Kao will focus on competitive products with high added value such as superplasticizers for concrete admixtures. In the specialty chemicals business, Kao will further develop its proprietary technologies and will work to deliver high-quality and high-performance products that respond to the fast-paced operations of customers.



Taller buildings are increasing needs for superplasticizers for concrete admixtures.

# Financial Section



## Contents

# Management's Discussion and Analysis

# 11-Year Summary

Kao Corporation and Consolidated Subsidiaries

| Years ended March 31 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|
| **For the year:** | | | | |
| Net sales | ¥1,231,808 | ¥971,230 | ¥936,851 | ¥902,628 |
| Consumer Products | 744,748 | 704,034 | 690,007 | 670,438 |
| Prestige Cosmetics | 292,663 | 85,247 | 78,294 | 77,648 |
| Chemical Products | 223,609 | 208,890 | 196,989 | 181,621 |
| Eliminations | (29,212) | (26,941) | (28,439) | (27,079) |
| Japan | 924,196 | 708,056 | 703,085 | 673,657 |
| Asia and Oceania | 125,989 | 110,898 | 100,282 | 101,452 |
| North America and Europe | — | — | — | — |
| North America | 106,731 | 95,168 | 83,638 | 79,907 |
| Europe | 135,918 | 109,486 | 93,804 | 84,899 |
| Eliminations | (61,026) | (52,378) | (43,958) | (37,287) |
| Operating income | 120,858 | 120,135 | 121,379 | 119,706 |
| Net income | 70,528 | 71,140 | 72,180 | 65,359 |
| Capital expenditures | 70,143 | 203,595 | 54,318 | 51,823 |
| Depreciation and amortization | 92,171 | 60,758 | 56,794 | 58,166 |
| Cash flows | 134,906 | 107,943 | 109,704 | 106,430 |
| Research and development expenditures | 44,389 | 40,262 | 39,764 | 38,506 |
| (% of Sales) | 3.6% | 4.1% | 4.2% | 4.3% |
| Advertising expenditures | 96,892 | 83,770 | 84,157 | 82,773 |
| (% of Sales) | 7.9% | 8.6% | 9.0% | 9.2% |
| **At year-end:** | | | | |
| Total assets | 1,247,797 | 1,220,564 | 688,974 | 723,891 |
| Net worth | 564,532 | 509,676 | 448,249 | 427,757 |
| Number of employees | 32,175 | 29,908 | 19,143 | 19,330 |
| **Per share:** | | | | |
| Net income | ¥ 129.41 | ¥ 130.58 | ¥ 131.16 | ¥ 119.06 |
| Cash dividends | 52.00 | 50.00 | 38.00 | 32.00 |
| Net worth | 1,035.66 | 935.11 | 821.47 | 782.14 |
| Weighted average number of shares outstanding during the period (in thousands) | 544,996 | 544,127 | 549,626 | 547,865 |
| **Key financial ratios:** | | | | |
| Return on sales | 5.7% | 7.3% | 7.7% | 7.2% |
| Return on equity | 13.1 | 14.9 | 16.5 | 15.5 |
| Net worth ratio | 45.2 | 41.8 | 65.1 | 59.1 |

Notes: 1. Net sales by business segment include intersegment sales starting from the year ended March 31, 2000. Net sales of Chemical Products include intersegment sales to Consumer Products and Prestige Cosmetics.

2. Prestige Cosmetics results for 1998 and 1997 are consolidated under Consumer Products.

3. Kanebo Cosmetics Inc. and its group of companies are included in the consolidated statements of income for the year ended March 31, 2007, and in the consolidated balance sheets as of March 31, 2007 and 2006. The results of Kanebo Cosmetics Inc., which has a fiscal year ending December 31, are included for the eleven months starting in February 2006, after the company was added to the Kao Group.

4. Net sales by geographic segment include intersegment sales. Net sales in North America and Europe are presented separately from 2002.

5. Cash flows are defined as net income plus depreciation and amortization minus cash dividends.

6. Net income per share is computed based on the weighted average number of shares outstanding during the respective years. From the year ended March 31, 2003, the portion of net income unavailable to common shareholders, such as directors' bonuses, which is included in the appropriation of retained earnings, is deducted from net income for the calculation of net income per share. The same method is applied to the calculation of net worth per share.

7. Cash dividends per share are the amounts applicable to the respective years, including dividends to be paid after the end of the year.

8. Net worth is computed by subtracting minority interests and stock acquisition rights from equity.

9. For the purpose of comparison, in calculating ROE for the year ended March 31, 2007, equity does not include minority interests and stock acquisition rights.

| 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|
| | Millions of yen | | | | | |
| ¥865,247 | ¥839,026 | ¥821,629 | ¥846,922 | ¥924,596 | ¥907,249 | ¥901,402 |
| 646,413 | 626,047 | 607,826 | 632,423 | 656,197 | 696,800 | 705,332 |
| 75,833 | 74,176 | 72,579 | 70,890 | 74,450 | — | — |
| 170,935 | 162,802 | 167,893 | 172,401 | 193,949 | 210,449 | 196,070 |
| (27,934) | (23,999) | (26,669) | (28,792) | — | — | — |
| 654,595 | 648,188 | 655,470 | 673,456 | 672,123 | 674,640 | 696,022 |
| 101,555 | 93,499 | 84,137 | 86,176 | 104,694 | 101,726 | 83,588 |
| — | — | 105,287 | 111,043 | 178,933 | 162,092 | 148,171 |
| 75,796 | 70,274 | — | — | — | — | — |
| 67,845 | 57,625 | — | — | — | — | — |
| (34,544) | (30,560) | (23,265) | (23,753) | (31,154) | (31,209) | (26,379) |
| 114,915 | 111,728 | 107,099 | 99,182 | 91,664 | 72,868 | 72,101 |
| 62,462 | 60,275 | 59,427 | 52,147 | 34,714 | 24,495 | 27,594 |
| 84,544 | 49,537 | 60,741 | 37,564 | 69,016 | 59,012 | 65,283 |
| 58,310 | 58,484 | 58,856 | 67,270 | 71,202 | 81,405 | 73,592 |
| 104,436 | 103,657 | 104,702 | 108,158 | 96,310 | 97,046 | 93,073 |
| 37,713 | 37,543 | 37,049 | 38,062 | 36,062 | 37,843 | 37,929 |
| 4.4% | 4.5% | 4.5% | 4.5% | 3.9% | 4.2% | 4.2% |
| 74,277 | 66,069 | 65,758 | 64,354 | 71,752 | 65,404 | 61,012 |
| 8.6% | 7.9% | 8.0% | 7.6% | 7.8% | 7.2% | 6.8% |
| 720,849 | 772,145 | 783,760 | 750,016 | 751,725 | 778,762 | 807,124 |
| 417,031 | 459,731 | 462,988 | 474,979 | 451,777 | 424,430 | 379,552 |
| 19,807 | 19,923 | 19,068 | 16,088 | — | — | — |
| | Yen | | | | | |
| ¥ 108.05 | ¥ 100.43 | ¥ 96.69 | ¥ 83.45 | ¥ 55.98 | ¥ 40.10 | ¥ 45.92 |
| 30.00 | 26.00 | 24.00 | 20.00 | 16.00 | 15.00 | 14.00 |
| 744.56 | 779.44 | 760.05 | 765.59 | 727.01 | 684.90 | 631.54 |
| 576,770 | 600,150 | 614,608 | 624,917 | 620,171 | 610,857 | 600,978 |
| | % | | | | | |
| 7.2% | 7.2% | 7.2% | 6.2% | 3.8% | 2.7% | 3.1% |
| 14.2 | 13.1 | 12.7 | 11.3 | 7.9 | 6.1 | 7.5 |
| 57.9 | 59.5 | 59.1 | 63.3 | 60.1 | 54.5 | 47.0 |

## Overview of Consolidated Results

During the fiscal year ended March 31, 2007, economic recovery continued in Japan supported by private-sector demand, with improvement in corporate earnings and growth in capital investment. However, personal income and consumption were flat despite factors such as improved employment conditions. Domestic consumer prices were essentially unchanged. Other economies around the world continued to expand, with increased personal consumption and employment in the United States, and continued high growth in capital investment in China. In this environment, the Kao Group aimed to achieve profitable growth by adding value to products, which helped to stimulate the market.

## Analysis of Income Statements

### Net Sales and Operating Income

For the year ended March 31, 2007, consolidated net sales increased 26.8 percent, or ¥260.6 billion, year-on-year to ¥1,231.8 billion (US$10,434.6 million). Net sales increased due largely to the contribution of Molton Brown Limited and Kanebo Cosmetics Inc. to the Kao Group during the fiscal year and growth in existing businesses. Absent the positive effect of currency translation on overseas sales of ¥19.3 billion (US$163.5 million) due to the depreciation of the yen versus the U.S. dollar, net sales would have increased 24.8 percent. Sales in Japan increased 30.5 percent year-on-year, reflecting the contribution of Kanebo Cosmetics Inc. In the Consumer Products business, the market continued to be intensely competitive, but Kao increased sales by launching high-value-added products and marketing them aggressively. The Prestige Cosmetics business performed basically as forecast, with a substantial increase in sales from the contribution of Kanebo Cosmetics Inc. in a flat market. In the Chemical Products business, sales grew due to expanding sales of core products.

Overseas sales increased 17.2 percent year-on-year. Sales recovered steadily in the Consumer Products business in Asia, where Kao is working to integrate operations with Japan. Sales in the Consumer Products business and the Chemical Products business expanded in North America and Europe. Excluding the effect of currency translation, overseas sales would have increased 10.1 percent year-on-year.

Cost of sales increased 17.7 percent to ¥503.3 billion (US$4,263.2 million) from ¥427.7 billion for the previous fiscal year. The cost of sales ratio decreased 3.1 percentage points to 40.9 percent. While the Kao Group continued to reduce expenses, cost of sales increased in tandem with the growth in sales volume. Global prices for raw materials, particularly petrochemicals, also increased, as did the cost of imported raw materials in Japan because of the weaker yen. Nonetheless, gross profit increased 34.0 percent, or ¥185.0 billion, year-on-year to ¥728.5 billion (US$6,171.4 million).

Selling, general and administrative (SG&A) expenses increased 43.5 percent, or ¥184.3 billion, year-on-year to ¥607.7 billion (US$5,147.6 million). Factors in addition to expenses related to Kanebo Cosmetics Inc. included freight and warehouse costs associated with higher sales volume, expenses for new product launches and sales promotions in

**Net Sales/ Gross Profit Ratio**
(Billions of yen, %)



1,231.8
865.2
902.6
936.9
971.2
59.1
Net Sales
Gross Profit Ratio
2003
2004
2005
2006
2007


**Operating Income/ Operating Income Ratio**
(Billions of yen, %)



114.9
119.7
121.4
120.1
120.9
9.8
Operating Income
Operating Income Ratio
2003
2004
2005
2006
2007

stores. SG&A expenses represented 49.3 percent of net sales, compared to 43.6 percent for the previous fiscal year. R&D expenses, which are included in SG&A expenses, increased 10.2 percent year-on-year to ¥44.4 billion (US$376.0 million), reflecting Kao's emphasis on developing innovative and value-added new products. The ratio of R&D expenses to net sales was 3.6 percent.

As a result, operating income increased 0.6 percent, or ¥0.7 billion, year-on-year to ¥120.9 billion (US$1,023.8 million). Excluding amortization of goodwill and intellectual property rights related to Kanebo Cosmetics Inc. totaling ¥26.8 billion, operating income would have increased 20.3 percent year-on-year to ¥147.7 billion. Operating income from operations in Japan increased 0.6 percent, or ¥0.6 billion, to ¥102.2 billion (US$865.9 million). Operating income from overseas operations decreased 5.6 percent, or ¥1.1 billion, to ¥19.0 billion (US$161.0 million). Steady increases in operating income in North America and Europe did not completely compensate for reduced operating income in Asia.

## Non-Operating Expenses and Net Income

Other expenses increased to ¥3.7 billion (US$31.6 million) from ¥3.2 billion for the previous fiscal year. The Kao Group used external funding in acquiring Kanebo Cosmetics Inc., which resulted in higher interest expense. Moreover, loss on impairment of long-lived assets increased from the previous fiscal year.

As a result, income before income taxes and minority interests increased 0.2 percent year-on-year to ¥117.1 billion (US$992.2 million). Tax expenses were affected by factors including an increase due to recording a deferred tax asset valuation allowance during the fiscal year and a decrease due to a domestic consolidated subsidiary's acquisition of its own stock. However, the effective tax rate after application of tax effect accounting was largely unchanged, increasing from 38.2 percent in the previous fiscal year to 38.5 percent. As a result, income taxes net of deferrals increased to ¥45.1 billion (US$382.2 million) from ¥44.7 billion for the previous fiscal year.

Net income decreased 0.9 percent year-on-year to ¥70.5 billion (US$597.4 million). Net income per share decreased 0.9 percent to ¥129.41 (US$1.10), reflecting lower net income. On a fully diluted basis, net income per share decreased 0.8 percent year-on-year to ¥129.29 (US$1.10). Return on equity (ROE) decreased 1.8 percentage points to 13.1 percent.

Cash dividends per share applicable to the year increased to ¥52.00 (US$0.44) from ¥50.00 for the previous fiscal year. The EVA index stood at 134, compared to 100 for the fiscal year ended March 31, 2000, when Kao adopted its EVA management system.


Net Income/
Return on Sales
(Billions of yen, %)
62.5
65.4
72.2
71.1
70.5
5.7
Net Income
Return on Sales
2003
2004
2005
2006
2007

**Costs, Expenses and Income as Percentages of Net Sales**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cost of sales | 40.9% | 44.0% | 43.2% |
| Gross profit | 59.1 (+3.1) | 56.0 (-0.8) | 56.8 |
| Selling, general and administrative expenses | 49.3 (+5.7) | 43.6 (-0.2) | 43.8 |
| Operating income | 9.8 (-2.6) | 12.4 (-0.6) | 13.0 |
| Income before income taxes and minority interests | 9.5 (-2.5) | 12.0 (-0.8) | 12.8 |
| Net income | 5.7 (-1.6) | 7.3 (-0.4) | 7.7 |

Note: Figures in parentheses represent change in percentage points from the previous year.

## Information by Business Segment

Sales of Consumer Products increased steadily in Japan, the rest of Asia, North America and Europe. In the Prestige Cosmetics business, the contributions of Kanebo Cosmetics Inc. and of Molton Brown Limited, which is a prestige brand in the United Kingdom, resulted in significantly higher sales. In the Chemical Products business, competition has generally intensified, but sales expanded steadily as core business fields in North America and Europe have become growth engines.

Despite the effects of rising raw material prices, operating income for the Consumer Products business increased due to sales growth and cost reductions. In the Prestige Cosmetics business, operating income decreased due to factors including an increase in amortization expenses for goodwill and intellectual property rights related to Kanebo Cosmetics Inc. Excluding the effect of the amortization expenses, operating income increased. In the Chemical Products business operating income decreased because sales growth in core business areas did not fully compensate for the rise in raw material prices.

**Net Sales by Business Segment: Consumer Products**
(Billions of yen)


646.4
670.4
690.0
704.0
744.7
2003
2004
2005
2006
2007

**Operating Income by Business Segment: Consumer Products**
(Billions of yen)


90.4
92.2
92.6
92.7
98.9
2003
2004
2005
2006
2007

### Consumer Products Segment

Sales of Consumer Products increased 5.8 percent from the previous fiscal year to ¥744.7 billion (US$6,308.8 million). Excluding the positive effect of currency translation, sales increased 4.1 percent in real terms. Sales in Japan increased 4.3 percent year-on-year. Sales outside Japan increased strongly in each region.

Operating income increased ¥6.2 billion to ¥98.9 billion (US$838.0 million) because of an increase in sales volume mainly driven by new products, despite the impact of lower retail prices in Japan and higher raw material prices worldwide.

#### Japan

Consumer purchase prices of major products stabilized near the level of the previous fiscal year, though product prices rose in certain categories. Sales at drugstores continued to expand. The Kao Group worked to further strengthen its core brands and to launch and nurture new products in support of its objective of profitable growth by promoting high-value-added products that offer consumers both emotional appeal and functional value. The Kao Group also worked to stimulate the market by aggressively carrying out integrated marketing and sales activities for each retail chain and area. Rising raw material prices significantly affected operating income despite the effects of increased sales and Kao's efforts to reduce costs.

In the personal care market, Kao continued to compete on the basis of high-value-added products, and consumer purchase prices trended upward from the previous fiscal year in categories including shampoo/conditioner and hair styling products. Sales increased sharply in the skin care category. Kao raised its position in the facial cleanser market to number one with the launch of *Bioré Marshmallow Whip*, and increased market share for *Bioré U* body cleanser by adding a new fragrance and other innovations. Overall sales in the shampoo and conditioner category were lackluster due to increased competition, despite strong sales of *Merit*, which Kao renewed as a shampoo and rinse for the whole family, and *Essential*, which underwent a complete renewal. Sales increased in the oral care category, where Kao launched *Medicated*

*Pyuora* toothpaste and dental rinse under the concept of total oral cleaning. As a result, sales of personal care products increased 3.6 percent compared with the previous fiscal year.

In fabric and home care products, consumer needs are diversifying with changes in society and attitudes towards housework. Consumer purchase prices appear to be bottoming out in each category. The Kao Group worked to strengthen its core brands by adding value. In laundry detergents, Kao renewed *Attack* with superior cleaning power even when washing large loads. Kao also launched *Attack ALLin*, which contains bleach and fabric softener, winning support from consumers who want to simplify laundry. The launch of *Humming Flair Relaxing Herbal Scented* and *Humming Flair Flower Blossom Essence* fabric softeners won consumer support and sales were strong. Sales of dishwashing detergents expanded with a product formulated with citric acid for automated dishwashers added to the lineup for *Family Kyukyutto*, which offers superior cleaning users can feel. As a result, sales of fabric and home care products increased 2.6 percent compared with the previous fiscal year.

In the feminine care category, a trend toward lower market prices continued in certain product areas. Sales of sanitary napkins increased as consumer support steadily expanded for *Laurier F*, which alleviates skin stress, and Kao enhanced the product line. In addition, Kao worked to add value to disposable baby diapers by making them gentler on the skin, thus raising brand value. As a result, sales increased substantially. Adult incontinence products performed well, with the launch of *Relief Rehabilitation Starter Pants*, which can be worn like underpants and opened using tape stays, making them convenient for users new to nursing. In the health care category, sales of *Econa* brand healthy cooking oils were impacted by increasing competition in the market. Sales of *Healthya* healthy functional drinks increased with the launch of *Healthya Water* sports drink with a refreshing grapefruit flavor. As a result, sales of feminine care, baby care and health care products increased 9.0 percent compared with the previous fiscal year.

## Asia and Oceania

Asian markets are undergoing major structural changes as they grow, with changing consumer needs and the continuing entry of global retail chains. In addition, competition among companies continues to intensify. The Kao Group is working to build a harmonized management structure that encompasses all of Asia, including Japan, and to provide high-value-added products to fit local market conditions. Kao expanded the sales territory for the *Asience* premium hair care brand from Taiwan and Hong Kong to Singapore, and increased sales with the addition of a new essence water/lotion and hair mask. In the sanitary napkin category, Kao launched *Laurier F* in Hong Kong and Singapore. As in Japan, this product was well received by consumers who are sensitive to skin stress, and sales were strong. In Thailand, Kao launched *Attack Easy* laundry detergent, which is formulated to match the way Thai consumers wash clothes, and sales were favorable. As a result, sales of Consumer Products in Asia and Oceania increased 15.7 percent compared with the previous fiscal year to ¥66.2 billion (US$560.8 million). Excluding the effect of currency translation, sales increased 6.8 percent.

## North America and Europe

In North America and Europe, the Kao Group concentrates on the personal care products business, and has worked to establish products with high added value. Amid intensifying competition, Kao Brands Company added a product for the face to the *natural glow* line under the *Jergens* skin care brand, in addition to the existing product for the body. This increased sales of *natural glow*, which provides a natural-looking, healthy summer glow just by moisturizing daily. The *John Frieda* hair care brand enhanced its *Frizz-Ease* line of shampoos and conditioners, which drove sales growth. In addition, KPSS-Kao Professional Salon Services GmbH expanded sales by conducting a major renewal of the *KMS* brand for high-end beauty salons. As a result, sales of Consumer Products in North America and Europe increased 8.2 percent from the previous fiscal year to ¥124.8 billion (US$1,057.2 million). Excluding the effect of currency translation, sales increased 2.4 percent.

## Prestige Cosmetics Segment

In Japan, the market remained flat amid changes in consumer values, attitudes toward beauty, and retail channel structures. The Kao Group worked to strengthen its product and sales capabilities in response to these changes, with the aim of raising brand value. At Kanebo Cosmetics Inc., the new premium prestige skin care brand *Impress*, which is sold exclusively at department stores, *Kanebo BLANCHIR Whitening Conclusion* medicated whitening serum, and *KATE* makeup performed well. *Kao Sofina* worked to stimulate the market with the launches of *HADA•KA*, a new skin care brand, and *Phytomax*, a new brand sold exclusively through drugstores. *Molton Brown* sales increased substantially with the addition of new products and the expansion of sales regions.

As a result, sales of prestige cosmetics increased 243.3 percent from the previous fiscal year to ¥292.7 billion (US$2,479.1 million). Operating income was ¥0.5 billion (US$4.4 million), a decrease of ¥4.7 billion from the previous fiscal year. Before deduction of amortization of goodwill and intellectual property rights related to Kanebo Cosmetics Inc., operating income was ¥27.3 billion, an increase of ¥19.5 billion from the previous fiscal year. The consolidated financial statements include the results of Kanebo Cosmetics Inc., which has a fiscal year ending December 31, for the eleven months starting in February 2006, after the company was added to the Kao Group.

## Chemical Products Segment

Although the Japanese economy continues to recover, with improved corporate earnings and increased capital investment, rising costs due to higher crude oil prices are exerting a substantial impact on the target industries of the Chemical Products business. The Kao Group worked to reinforce its global operations and expand its business in the core fields of oleo chemicals, performance chemicals and specialty chemicals. As a result, sales totaled ¥223.6 billion (US$1,894.2 million), an increase of 7.0 percent compared to the previous fiscal year. Excluding the effect of currency translation, the increase was 3.6 percent. Rising raw material prices affected operating income, which decreased ¥0.8 billion from the previous fiscal year to ¥21.2 billion (US$179.4 million).

**Net Sales by Business Segment: Prestige Cosmetics**
(Billions of yen)


75.8
77.6
78.3
85.2
292.7
2003
2004
2005
2006
2007

**Net Sales by Business Segment: Chemical Products**
(Billions of yen)


170.9
181.6
197.0
208.9
223.6
2003
2004
2005
2006
2007

**Operating Income by Business Segment: Prestige Cosmetics**
(Billions of yen)


5.3
7.4
7.7
5.2*
0.5*
2003
2004
2005
2006
2007

* Operating income before deduction of amortization related to Kanebo Cosmetics Inc. was ¥27.3 billion for 2007 and ¥7.8 billion for 2006.

**Operating Income by Business Segment: Chemical Products**
(Billions of yen)


18.2
19.9
20.7
22.0
21.2
2003
2004
2005
2006
2007

## Japan

In the performance chemicals business, sales of plastics additives and superplasticizers for concrete admixtures were solid, but sales in the oleo chemicals business were flat, with a downturn in its target industries. In the specialty chemicals business, which is closely linked to customers and offers high added value, sales of polishing agents for hard disks increased significantly, while sales of cleaners for electronic parts grew due to positive customer evaluation of their features. Sales of toner and toner binder for copiers and printers, as well as of ink and colorants for inkjet printers, have been recovering from difficult conditions. As a result, sales increased 2.1 percent compared with the previous fiscal year to ¥116.9 billion (US$990.3 million).

## Asia

Sales in Greater China increased as a result of the expansion of sales from continuing rapid economic growth in China, as well as other factors including the growth of the liquid crystal display (LCD) industry in Taiwan. However, sales of fatty alcohols produced in Malaysia and the Philippines decreased as a result of weakening market conditions, despite Kao's reputation for high-quality products based on its original technologies, as well as global sales expansion efforts. In the Philippines, an expansion of fatty alcohol production capacity came on line after its completion in December 2006. Sales in Asia increased 4.2 percent compared with the previous fiscal year to ¥55.8 billion (US$472.7 million). Excluding the effect of currency translation, sales decreased 3.6 percent.

## North America and Europe

Sales of toner and toner binder for copiers and printers were strong, as Kao made aggressive capital investments in response to the growth of its core markets of the United States and Europe, as well as Japan. In Germany, sales of superplasticizers for concrete admixtures and fatty amines increased due to the reputation of product features. In Spain, sales of aroma chemicals were strong. As a result, overall sales increased 14.9 percent compared with the previous fiscal year to ¥82.9 billion (US$702.2 million). Excluding the effect of currency translation, sales increased 8.2 percent.

# Information by Geographic Segment

## Japan

Total sales in Japan, including intersegment sales, increased 30.5 percent to ¥924.2 billion (US$7,828.9 million) and operating income increased marginally to ¥102.2 billion (US$865.9 million). An increase in sales volume and programs to reduce costs compensated for higher raw material prices.

**Net Sales by Geographic Segment: Japan**
(Billions of yen)



654.6
673.7
703.1
708.1
924.2
2003
2004
2005
2006
2007


## Asia and Oceania

Total sales in Asia and Oceania, including intersegment sales, increased 13.6 percent to ¥126.0 billion (US$1,067.3 million). Excluding the effect of currency translation, sales increased 5.3 percent. Sales of Consumer Products, for which Kao is building a harmonized management structure in Asia including Japan, increased as sales of high-value-added products that meet market needs increased among local consumers. Operating income decreased 56.1 percent to ¥2.6 billion (US$21.7 million) due to factors including the impact of higher raw material prices.

**Net Sales by Geographic Segment: Asia and Oceania**
(Billions of yen)



101.6
101.5
100.3
110.9
126.0
2003
2004
2005
2006
2007

## North America

Total sales in North America, including intersegment sales, increased 12.2 percent to ¥106.7 billion (US$904.1 million). Excluding the effect of currency translation, sales increased 6.9 percent. Launches of new and improved products increased sales of Consumer Products despite intensifying competition. The toner and toner binder business in the Chemical Products segment performed well. Operating income increased 14.4 percent to ¥7.8 billion (US$65.7 million).

**Net Sales by Geographic Segment: North America**
(Billions of yen)



75.8
79.9
83.6
95.2
106.7
2003
2004
2005
2006
2007


## Europe

Total sales in Europe, including intersegment sales, increased 24.1 percent to ¥135.9 billion (US$1,151.4 million). Excluding the effect of currency translation, sales increased 16.6 percent. Operating income increased 15.5 percent to ¥8.7 billion (US$73.6 million). Positive responses to newly launched professional hair care brands and renewals of existing products supported performance, while fatty amines and aroma chemicals also sold well. Sales of superplasticizers for concrete admixtures increased, supported by a restructuring of Kao's manufacturing organization.

**Net Sales by Geographic Segment: Europe**
(Billions of yen)



67.8
84.9
93.8
109.5
135.9
2003
2004
2005
2006
2007


# Cash Flows

During the year ended March 31, 2007, operating activities provided sufficient cash to fund repayment of a portion of the interest-bearing liabilities Kao used to invest in global growth while increasing cash and cash equivalents by ¥20.6 billion to ¥88.2 billion (US$746.8 million). Free cash flow totaled ¥101.8 billion (US$861.9 million).

**Cash Flows*/ Capital Expenditures**
(Billions of yen)



Cash Flows
Capital Expenditures
84.5
104.4
51.8
106.4
54.3
109.7
203.6
107.9
70.1
134.9
2003
2004
2005
2006
2007


*Cash flows are defined as net income plus depreciation and amortization minus cash dividends.

### Operating Activities

Net cash provided by operating activities increased ¥47.7 billion to ¥165.0 billion (US$1,397.5 million) from ¥117.3 billion in the previous fiscal year. Income before income taxes and minority interests increased to ¥117.1 billion (US$992.2 million) from ¥116.9 billion for the previous fiscal year. Depreciation and amortization increased to ¥92.2 billion (US$780.8 million) from ¥60.8 billion for the previous fiscal year. Income taxes paid decreased slightly to ¥42.3 billion (US$358.1 million) from ¥42.6 billion in the previous fiscal year. Increase in inventories reduced cash flow by ¥3.2 billion (US$27.0 million), compared to an increase in inventories that reduced cash flow by ¥4.6 billion in the previous fiscal year. Liability for employee retirement benefits increased by ¥1.2 billion (US$10.3 million) and prepaid pension cost increased by ¥10.2 billion (US$86.1 million).

### Investing Activities

Net cash used in investing activities totaled ¥63.2 billion (US$535.6 million), compared to ¥479.5 billion in the previous fiscal year as investing activities returned to normal levels following the acquisition of stock and all relevant intellectual property rights of Kanebo Cosmetics Inc. and stock of Molton Brown Limited in the previous fiscal year. The Kao Group used ¥49.6 billion (US$420.1 million) for purchases of property, plant and equipment, with investments including expanded production capacity for new and improved products.

### Financing Activities

Net cash used in financing activities totaled ¥83.7 billion (US$708.7 million). In the previous fiscal year, financing activities provided net cash totaling ¥356.7 billion. The main factors in the year-on-year change were a net decrease in short-term debt and long-term loans totaling ¥154.3 billion (US$1,307.2 million) as the Kao Group repaid external funding for purposes including the acquisition of the stock and intellectual property of Kanebo Cosmetics Inc. In the previous fiscal year, net increase in short-term debt and long-term loans provided cash totaling ¥386.4 billion. Kao also raised a total of ¥99.7 billion (US$844.4 million) by issuing unsecured bonds. Cash dividends totaled ¥29.1 billion (US$246.9 million), compared to ¥24.6 billion for the previous fiscal year.

## Financial Structure

Total assets increased ¥27.2 billion from the previous fiscal year-end to ¥1,247.8 billion (US$10,570.1 million). Principal factors in the increase were a ¥28.1 billion increase in notes and accounts receivable due to business expansion and because the last day of the fiscal year was a business holiday, and an ¥18.1 billion increase in short-term investments. The principal factors decreasing assets were a ¥23.8 billion decrease in intangible assets, mainly associated with amortization of goodwill and trademarks, and a ¥5.7 billion decrease in deferred tax assets.

Total liabilities decreased ¥28.9 billion from the previous fiscal year-end to ¥673.0 billion (US$5,701.4 million). Principal factors increasing liabilities were a ¥15.1 billion increase in notes and accounts payable and a ¥9.8 billion increase in accrued expenses due to business expansion and because the last day of the fiscal year was a business holiday. The principal factor decreasing liabilities was a ¥52.3 billion decrease in bank borrowings and other interest-bearing debt. The balance of bank borrowings and bonds as of March 31, 2007 was ¥355.7 billion (US$3,013.2 million).

Equity excluding minority interests and stock acquisition rights increased ¥54.9 billion compared with the previous fiscal year-end to ¥564.5 billion (US$4,782.1 million). The main factor increasing equity was net income of ¥70.5 billion (US$597.4 million), and the main factor decreasing equity was cash dividends totaling ¥27.8 billion (US$235.4 million) from retained earnings. As a result, the net worth ratio increased to 45.2 percent as of March 31, 2007, compared with 41.8 percent a year earlier. Return on equity stood at 13.1 percent. Net worth per share increased from ¥935.11 to ¥1,035.66 (US$8.77) at the end of the fiscal year.

**Total Assets/ Net Worth**
(Billions of yen)



720.8
723.9
689.0
1,220.6
1,247.8
417.0
427.8
448.2
509.7
564.5
Total Assets
Net Worth
2003
2004
2005
2006
2007


**Return on Equity***
(%)



14.2
15.5
16.5
14.9
13.1
2003
2004
2005
2006
2007


*For the purpose of comparison, in calculating ROE for the year ended March 31, 2007, equity does not include minority interests and stock acquisition rights.

## EVA

**Economic Value Added** (EVA) is Kao's main management measure for evaluating business performance and for operational and strategic decision-making. EVA is defined as net operating profit after tax (NOPAT) less a charge for the cost of capital employed in the business. EVA provides managers with a tool for evaluating the trade-offs inherent between increasing profits and covering the cost of capital required to generate such profits. The aim of employing EVA is to create an organization focused on the enhancement of corporate value. During the fiscal year ended March 31, 2007, EVA decreased to 134 from 163 for the previous fiscal year, expressed as an index with the year ended March 31, 2000 as 100. The year-on-year change reflected the increase in Kao's cost of capital as a result of the acquisition of Kanebo Cosmetics Inc. exceeding the increase in NOPAT. Since introducing EVA as a management metric, Kao has focused attention on the three key areas outlined below:

**Investing for Growth:** In January 2006, Kao acquired Kanebo Cosmetics Inc. after valuing its operations at ¥410.0 billion. As a result, Kao significantly advanced its efforts to generate growth centered on the beauty care business. However, the increase in Kao's cost of capital as a result of the acquisition exceeded the increase in NOPAT. In Japan, Kao invested in manufacturing facilities for new products, and overseas, Kao increased production of fatty alcohol at a plant in the Philippines at the end of 2006. All of these investments are expected to contribute to future improvement of EVA.

**Increasing Profit:** During the year ended March 2007, Kao was affected by rising raw material prices resulting from the increase in the price of crude oil. However, sales increased in existing businesses, which promoted greater added value in ways such as launching new products. During the past fiscal year, excluding the effect of amortization of intellectual property associated with the acquisition of Kanebo Cosmetics Inc., NOPAT increased substantially. Also, Total Cost Reduction (TCR) activities, which reduced expenses by a total of approximately ¥5.0 billion (US$42.4 million), continued to contribute to improved profitability. TCR activities involve gaining greater efficiencies in many different areas, from production to logistics.

**Financial Improvement:** Kao financed the acquisition of Kanebo Cosmetics Inc. entirely with interest-bearing debt. During the year ended March 2007, Kao accelerated its ability to invest in future growth by deploying free cash flow to reduce interest-bearing debt. As a result of this acquisition, Kao's free cash flow during the year ended March 2007 increased to ¥101.8 billion (US$861.9 million), which was used for the payment of dividends and repayment of interest-bearing debt for future investments.

## Business Conduct Guidelines

Kao has established the Compliance Committee for the promotion of ethical corporate conduct and compliance with laws and regulations, and has routinely implemented activities for securing compliance with laws and regulations, fairness and ethics. In addition, Kao has formulated and adheres to an ethics policy, the "Kao Business Conduct Guidelines." Kao has also announced its support for and undertaking of the ten principles of the Global Compact advocated by the United Nations and its continued intention to behave responsibly in international society. The Global Compact is a voluntary corporate citizenship initiative composed of ten principles related to human rights, labor, the environment and anti-corruption, aiming for the sustainable growth of society.

## Business Risks and Other Risks

The Kao Group takes reasonable measures to reduce risk by eliminating exposure to, dispersing and hedging risks. However, unanticipated situations may occur that exert a significant impact on the Kao Group's business results and financial condition. Any statements made in this text concerning the future are judgments made by Kao as of the submission of its securities report to the Ministry of Finance on June 28, 2007.

To reduce risk, (1) the Kao Group designs and manufactures products from the viewpoint of consumers, in compliance with related laws and regulations and in accordance with internationally, regionally and locally recognized quality management standards. In the development stage prior to market launch, the Kao Group conducts thorough safety testing and survey research to confirm the safety of products. After market launch, the Kao Group works to further improve quality by incorporating the opinions and desires of consumers through its consumer communication offices. However, the unanticipated occurrence of a serious quality problem would not only cause difficulties for the relevant brand, but would also have a major impact on the reputation of all Kao Group products, and might cause sales to decline. This could have a negative effect on the business results and financial condition of the Kao Group.

In addition, (2) it is widely believed that there is a high probability that a major earthquake will occur in Japan. The Kao Group has implemented various countermeasures, including earthquake resistance diagnoses; seismic retrofitting; emergency drills simulating crisis situations; and systems to confirm employee safety at all of its domestic production facilities and primary offices, and has formulated a business continuity plan (BCP). In spite of these measures, however, in the event of a major earthquake, the Kao Group's ability to secure raw materials, maintain continuity of production or supply products to the market may be disrupted, which could have a significant impact on the Kao Group's business results and financial condition. In addition, inability to continue production, secure raw materials for products, or supply products to markets due to factors including explosion or fire at production facilities, problems at a supplier of raw materials, terrorism overseas, political turmoil, riots and other incidents could have a significant impact on the Kao Group's business results and financial condition.

Furthermore, (3) foreign currency-denominated transactions are affected by changes in currency exchange rates. The Kao Group hedges foreign exchange risk through various measures such as settlement of transactions through foreign currency accounts, foreign exchange contracts and currency swaps to mitigate the effect on business results. The Kao Group does not engage in derivative transactions for the purpose of speculation. However, items denominated in local currencies, including the sales, expenses and assets of overseas subsidiaries, are translated into Japanese yen for preparation of the consolidated financial statements. If the exchange rate at the time of conversion differs substantially from the expected rate, the value after translation into yen will change significantly, which will affect the Kao Group's business results and financial condition.

Finally, (4) fats and oils used as raw materials for products of the Kao Group, petroleum-related raw materials and fuels and other items are affected by international market conditions. Market prices for these materials may change for various reasons including geopolitical risks, the balance between supply and demand, and inclement weather. The Kao Group has moved to reduce the affect of increases in raw material prices through measures including passing on increases or decreases in raw material costs into product prices. However, unexpectedly large changes in market conditions and pricing could have a significant impact on the Kao Group's business results and financial condition.

# Consolidated Balance Sheets

Kao Corporation and Consolidated Subsidiaries
March 31, 2007 and 2006

| Assets | Millions of yen 2007 | Millions of yen 2006 | Thousands of U.S. dollars (Note 2) 2007 |
|---|---|---|---|
| **Current assets:** | | | |
| Cash and time deposits (Note 3) | ¥ 49,911 | ¥ 47,384 | $ 422,795 |
| Short-term investments (Notes 3 and 4) | 38,248 | 20,190 | 323,998 |
| Notes and accounts receivable: | | | |
| Trade (Note 6) | 155,900 | 126,861 | 1,320,627 |
| Nonconsolidated subsidiaries and affiliates | 3,968 | 3,798 | 33,613 |
| Other | 7,006 | 8,160 | 59,348 |
| Inventories: | | | |
| Finished goods | 75,452 | 70,127 | 639,153 |
| Work in process and raw materials | 36,662 | 35,727 | 310,563 |
| Deferred tax assets (Note 7) | 20,644 | 19,480 | 174,875 |
| Other current assets | 16,824 | 35,083 | 142,516 |
| Allowance for doubtful receivables | (2,395) | (2,196) | (20,288) |
| Total current assets | 402,220 | 364,614 | 3,407,200 |
| **Property, plant and equipment** (Note 5): | | | |
| Land | 69,626 | 67,112 | 589,801 |
| Buildings and structures | 317,058 | 306,687 | 2,685,794 |
| Machinery, equipment and other | 707,589 | 684,771 | 5,993,977 |
| Construction in progress | 7,645 | 17,579 | 64,761 |
| Total | 1,101,918 | 1,076,149 | 9,334,333 |
| Accumulated depreciation | (812,902) | (793,352) | (6,886,082) |
| Net property, plant and equipment | 289,016 | 282,797 | 2,448,251 |
| **Intangible assets:** | | | |
| Goodwill (Note 19) | 256,327 | 267,153 | 2,171,343 |
| Trademarks | 147,880 | 156,241 | 1,252,689 |
| Other intangible assets | 38,262 | 42,827 | 324,117 |
| Total intangible assets | 442,469 | 466,221 | 3,748,149 |
| **Investments and other assets:** | | | |
| Investment securities (Note 4) | 12,737 | 12,911 | 107,895 |
| Investments in and advances to nonconsolidated subsidiaries and affiliates | 4,631 | 5,651 | 39,229 |
| Deferred tax assets (Note 7) | 50,536 | 56,212 | 428,090 |
| Other assets | 46,188 | 32,158 | 391,258 |
| Total investments and other assets | 114,092 | 106,932 | 966,472 |
| | ¥1,247,797 | ¥1,220,564 | $10,570,072 |

See notes to consolidated financial statements.

| Liabilities and Equity | Millions of yen 2007 | Millions of yen 2006 | Thousands of U.S. dollars (Note 2) 2007 |
|---|---|---|---|
| **Current liabilities:** | | | |
| Short-term debt (Note 6) | ¥ 21,877 | ¥ 166,760 | $ 185,320 |
| Current portion of long-term debt (Note 6) | 22,062 | 22,699 | 186,887 |
| Notes and accounts payable: | | | |
| Trade | 108,055 | 94,035 | 915,333 |
| Nonconsolidated subsidiaries and affiliates | 2,610 | 2,158 | 22,109 |
| Other | 28,425 | 27,793 | 240,788 |
| Accrued income taxes | 11,673 | 17,511 | 98,882 |
| Accrued expenses | 85,797 | 75,951 | 726,785 |
| Other current liabilities (Notes 6 and 7) | 28,148 | 29,286 | 238,441 |
| Total current liabilities | 308,647 | 436,193 | 2,614,545 |
| **Long-term liabilities:** | | | |
| Long-term debt (Note 6) | 311,770 | 218,545 | 2,640,999 |
| Liability for employee retirement benefits (Note 9) | 30,988 | 29,439 | 262,499 |
| Liability for director and corporate auditor retirement benefits | 163 | 180 | 1,381 |
| Other (Notes 6 and 7) | 21,478 | 17,627 | 181,940 |
| Total long-term liabilities | 364,399 | 265,791 | 3,086,819 |
| **Minority interests** (Note 1.m) | — | 8,904 | — |
| **Commitments and contingent liabilities** (Notes 8, 10 and 16) | | | |
| **Equity** (Notes 11 and 12): | | | |
| Common stock: | | | |
| Authorized — 1,000,000,000 shares in 2007 and 2006 | | | |
| Issued — 549,443,701 shares in 2007 and 2006 | 85,424 | 85,424 | 723,626 |
| Capital surplus | 109,565 | 109,561 | 928,124 |
| Stock acquisition rights | 302 | — | 2,558 |
| Retained earnings | 388,585 | 345,941 | 3,291,698 |
| Unrealized gain on *available-for-sale securities* | 4,650 | 5,861 | 39,390 |
| Foreign currency translation adjustments | (13,660) | (26,945) | (115,714) |
| Treasury stock, at cost | | | |
| (4,349,692 shares in 2007 and 4,497,726 shares in 2006) | (10,033) | (10,166) | (84,989) |
| Total | 564,833 | 509,676 | 4,784,693 |
| Minority interests (Note 1.m) | 9,918 | — | 84,015 |
| Total equity | 574,751 | 509,676 | 4,868,708 |
| | ¥1,247,797 | ¥1,220,564 | $10,570,072 |

# Consolidated Statements of Income

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2007 and 2006

| | Millions of yen | | Thousands of U.S. dollars (Note 2) |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| **Net sales** (Note 13) | ¥1,231,808 | ¥971,230 | $10,434,629 |
| **Cost of sales** | 503,271 | 427,734 | 4,263,202 |
| Gross profit | 728,537 | 543,496 | 6,171,427 |
| **Selling, general and administrative expenses** (Note 14) | 607,679 | 423,361 | 5,147,640 |
| Operating income (Note 13) | 120,858 | 120,135 | 1,023,787 |
| **Other income (expenses):** | | | |
| Interest and dividend income | 2,297 | 1,255 | 19,458 |
| Interest expense | (5,032) | (1,396) | (42,626) |
| Foreign currency exchange gain | 505 | 13 | 4,278 |
| Equity in losses of nonconsolidated subsidiaries and affiliates | (704) | (594) | (5,964) |
| Other, net (Notes 5 and 15) | (797) | (2,504) | (6,752) |
| Other income (expenses), net | (3,731) | (3,226) | (31,606) |
| **Income before income taxes and minority interests** | 117,127 | 116,909 | 992,181 |
| **Income taxes** (Note 7): | | | |
| Current | 37,268 | 38,695 | 315,697 |
| Deferred | 7,854 | 5,972 | 66,531 |
| Total income taxes | 45,122 | 44,667 | 382,228 |
| **Income before minority interests** | 72,005 | 72,242 | 606,953 |
| Minority interests in earnings of consolidated subsidiaries | 1,477 | 1,102 | 12,511 |
| **Net income** | ¥ 70,528 | ¥ 71,140 | $ 597,442 |
| **Per share of common stock** (Notes 1.u and 18): | Yen | | U.S. dollars (Note 2) |
| Basic net income | ¥129.41 | ¥130.58 | $1.10 |
| Diluted net income | 129.29 | 130.28 | 1.10 |
| Cash dividends applicable to the year | 52.00 | 50.00 | 0.44 |

See notes to consolidated financial statements.

# Consolidated Statements of Changes in Equity

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2007 and 2006

| | Thousands | Millions of yen | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Outstanding number of shares of common stock | Common stock | Capital surplus | Stock acquisition rights | Retained earnings | Unrealized gain on available-for-sale securities | Foreign currency translation adjustments | Treasury stock, at cost | Total | Minority interests | Total equity |
| **Balance at April 1, 2005** | 545,555 | ¥85,424 | ¥109,561 | ¥ — | ¥299,346 | ¥3,534 | ¥(39,766) | ¥ (9,850) | ¥448,249 | ¥ — | ¥448,249 |
| Increase by newly nonconsolidated subsidiaries and affiliates accounted for by the equity method | | | | | 1,848 | | | | 1,848 | | 1,848 |
| Net income | | | | | 71,140 | | | | 71,140 | | 71,140 |
| Changes in unrealized gain on available-for-sale securities, less applicable taxes | | | | | | 2,327 | | | 2,327 | | 2,327 |
| Changes in foreign currency translation adjustments | | | | | | | 12,821 | | 12,821 | | 12,821 |
| Cash dividends, ¥44.00 per share | | | | | (23,956) | | | | (23,956) | | (23,956) |
| Directors' and corporate auditors' bonuses | | | | | (92) | | | | (92) | | (92) |
| Transfers of treasury stock related to conversion of convertible bonds and other | 2,349 | | | | (2,345) | | | 5,929 | 3,584 | | 3,584 |
| Treasury stock acquired, net | (2,958) | | | | | | | (6,245) | (6,245) | | (6,245) |
| **Balance at March 31, 2006** | 544,946 | 85,424 | 109,561 | — | 345,941 | 5,861 | (26,945) | (10,166) | 509,676 | — | 509,676 |
| Reclassified balance as of March 31, 2006 (Note 1. m) | | | | | | | | | — | 8,904 | 8,904 |
| Net income | | | | | 70,528 | | | | 70,528 | | 70,528 |
| Changes in unrealized gain on available-for-sale securities, less applicable taxes | | | | | | (1,211) | | | (1,211) | | (1,211) |
| Changes in foreign currency translation adjustments | | | | | | | 13,285 | | 13,285 | | 13,285 |
| Cash dividends, ¥51.00 per share | | | | | (27,793) | | | | (27,793) | | (27,793) |
| Directors' and corporate auditors' bonuses | | | | | (91) | | | | (91) | | (91) |
| Purchase of treasury stock | (341) | | | | | | | (1,085) | (1,085) | | (1,085) |
| Disposal of treasury stock | 489 | | 4 | | | | | 1,218 | 1,222 | | 1,222 |
| Net change in the year | | | | 302 | | | | | 302 | 1,014 | 1,316 |
| **Balance at March 31, 2007** | 545,094 | ¥85,424 | ¥109,565 | ¥302 | ¥388,585 | ¥4,650 | ¥(13,660) | ¥(10,033) | ¥564,833 | ¥9,918 | ¥574,751 |

| | Thousands | Thousands of U.S. dollars (Note 2) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Outstanding number of shares of common stock | Common stock | Capital surplus | Stock acquisition rights | Retained earnings | Unrealized gain on available-for-sale securities | Foreign currency translation adjustments | Treasury stock, at cost | Total | Minority interests | Total equity |
| **Balance at March 31, 2006** | 544,946 | $723,626 | $928,090 | $ — | $2,930,462 | $49,648 | $(228,251) | $(86,116) | $4,317,459 | $ — | $4,317,459 |
| Reclassified balance as of March 31, 2006 (Note 1. m) | | | | | | | | | — | 75,425 | 75,425 |
| Net income | | | | | 597,442 | | | | 597,442 | | 597,442 |
| Changes in unrealized gain on available-for-sale securities, less applicable taxes | | | | | | (10,258) | | | (10,258) | | (10,258) |
| Changes in foreign currency translation adjustments | | | | | | | 112,537 | | 112,537 | | 112,537 |
| Cash dividends, US$0.432 per share | | | | | (235,435) | | | | (235,435) | | (235,435) |
| Directors' and corporate auditors' bonuses | | | | | (771) | | | | (771) | | (771) |
| Purchase of treasury stock | (341) | | | | | | | (9,191) | (9,191) | | (9,191) |
| Disposal of treasury stock | 489 | | 34 | | | | | 10,318 | 10,352 | | 10,352 |
| Net change in the year | | | | 2,558 | | | | | 2,558 | 8,590 | 11,148 |
| **Balance at March 31, 2007** | 545,094 | $723,626 | $928,124 | $2,558 | $3,291,698 | $39,390 | $(115,714) | $(84,989) | $4,784,693 | $84,015 | $4,868,708 |

See notes to consolidated financial statements.

# Consolidated Statements of Cash Flows

| | Millions of yen | | Thousands of U.S. dollars (Note 2) |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| **Operating activities:** | | | |
| Income before income taxes and minority interests | ¥ 117,127 | ¥116,909 | $ 992,181 |
| Adjustments for: | | | |
| Income taxes paid | (42,270) | (42,634) | (358,069) |
| Depreciation and amortization | 92,171 | 60,758 | 780,779 |
| Loss on impairment of long-lived assets (Note 5) | 1,246 | 234 | 10,555 |
| Loss on sales or disposals of property, plant and equipment, net | 2,089 | 2,320 | 17,696 |
| Equity in losses of nonconsolidated subsidiaries and affiliates | 704 | 594 | 5,964 |
| Unrealized foreign currency exchange (gain) loss | (1,257) | 494 | (10,648) |
| Change in trade receivables | (24,308) | 618 | (205,913) |
| Change in inventories | (3,190) | (4,592) | (27,023) |
| Change in prepaid pension cost | (10,163) | (8,468) | (86,091) |
| Change in trade payables | 11,316 | (1,760) | 95,858 |
| Change in liability for retirement benefits | 1,220 | (6,614) | 10,335 |
| Other, net | 20,293 | (566) | 171,902 |
| Net cash provided by operating activities | 164,978 | 117,293 | 1,397,526 |
| **Investing activities:** | | | |
| Purchase of marketable securities | — | (3,000) | — |
| Proceeds from the redemption of bonds | — | 9,000 | — |
| Purchase of property, plant and equipment | (49,589) | (49,529) | (420,068) |
| Proceeds from sales of property, plant and equipment | 2,079 | 1,482 | 17,611 |
| Increase in intangible assets | (15,882) | (151,660) | (134,536) |
| Proceeds from the redemption and sales of investment securities | 12 | 9,301 | 102 |
| Increase in investments in and advances to nonconsolidated subsidiaries and affiliates | (4,175) | (1,326) | (35,366) |
| Payment for purchase of newly consolidated subsidiaries, net of cash acquired (Note 19) | — | (293,034) | — |
| Change in other investments | 4,328 | (769) | 36,662 |
| Net cash used in investing activities | (63,227) | (479,535) | (535,595) |
| **Financing activities:** | | | |
| Increase (decrease) in short-term debt | (146,729) | 146,684 | (1,242,939) |
| Proceeds from long-term loans | 30,638 | 240,245 | 259,534 |
| Repayments of long-term loans | (38,229) | (548) | (323,837) |
| Proceeds from issuance of unsecured bonds | 99,677 | — | 844,363 |
| Purchase of treasury stock | (1,085) | (6,057) | (9,191) |
| Payments of cash dividends | (29,147) | (24,573) | (246,904) |
| Other, net | 1,209 | 970 | 10,241 |
| Net cash provided by (used in) financing activities | (83,666) | 356,721 | (708,733) |
| **Translation adjustments on cash and cash equivalents** | 2,542 | 2,727 | 21,533 |
| **Net increase (decrease) in cash and cash equivalents** | 20,627 | (2,794) | 174,731 |
| **Cash and cash equivalents of newly consolidated subsidiaries, increase** | — | 761 | — |
| **Cash and cash equivalents due to exclusion of previously consolidated subsidiaries, decrease** | — | (849) | — |
| **Cash and cash equivalents, beginning of year** (Note 3) | 67,527 | 70,409 | 572,020 |
| **Cash and cash equivalents, end of year** (Note 3) | ¥ 88,154 | ¥ 67,527 | $ 746,751 |
| **Non-cash financing activities:** | | | |
| Transfers of treasury stock related to conversion of convertible bonds | | | |
| Decrease in treasury stock | ¥ — | ¥ 4,889 | $ — |
| Decrease in retained earnings | — | (2,307) | — |
| Decrease in convertible bonds | — | 2,582 | — |

See notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

Kao Corporation and Consolidated Subsidiaries
Years ended March 31, 2007 and 2006

## 1 Summary of Significant Accounting Policies

**a) Basis of presenting consolidated financial statements**
The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of the International Financial Reporting Standards.

On December 27, 2005, the Accounting Standards Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan ("Japanese GAAP") and has been renamed "the statement of changes in equity" in the current fiscal year.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued in Japan in order to present them in a form that is more familiar to readers outside Japan. Certain 2006 financial statement items were reclassified to conform to the presentation for 2007.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

**b) Consolidation and accounting for investments in nonconsolidated subsidiaries and affiliates**
The accompanying consolidated financial statements include the accounts of Kao Corporation (the "Company") and its significant subsidiaries (collectively, the "Companies"). Investments in most of the nonconsolidated subsidiaries and affiliates over which the Companies have the ability to exercise significant influence (mainly 20-50 percent owned companies) are accounted for using the equity method.

Under the control or influence concept, companies in which the parent company and/or its consolidated subsidiaries, directly or indirectly, are able to exercise control over operations are fully consolidated, and other companies over which the Company and/or its consolidated subsidiaries have the ability to exercise significant influence are accounted for by the equity method.

Investments in the remaining subsidiaries and affiliates are stated at cost except for write-downs recorded for the value of investments that have been permanently impaired. If the equity method of accounting had been applied to these investments, the effect on the accompanying consolidated financial statements would not be material.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated. The excess of cost of investments in the subsidiaries and affiliates over the fair value of the net assets of the acquired subsidiary at the dates of acquisition, Consolidation goodwill, is being amortized over an estimated period not exceeding 20 years, or 5 years in situations in which the useful lives cannot be estimated.

**c) Business combination**
In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, *Accounting for Business Combinations*, and on December 27, 2005 the ASBJ issued ASBJ Statement No. 7, *Accounting Standard for Business Separations* and ASBJ Guidance No. 10, *Guidance for Accounting Standard for Business Combinations and Business Separations*. These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(1) the consideration for the business combination consists solely of common shares with voting rights;
(2) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal; and
(3) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business separations, in a business separation where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the separated business is recognized as a gain or loss on business separation in the statement of income. In a business separation where the interests of the investor continue and the investment is not settled, no such gain or loss on business separation is recognized.

**d) Cash equivalents**
For purposes of the statements of cash flows, cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, commercial paper, investment trusts in bonds and receivables that are represented as short-term investments, all of which mature or become due within three months of the date of acquisition.

**e) Inventories**
Inventories are stated at the lower of cost or market. Cost is determined principally by the average method. The cost of inventories held by certain foreign consolidated subsidiaries is determined by the first-in, first-out method.

**f) Short-term investments and investment securities**
Short-term investments and investment securities are classified and accounted for, depending on management's intent, as follows: i) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost and ii) available-for-sale securities, which are not classified as the aforementioned securities, are reported at fair value,

with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

**g) Property, plant and equipment**

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed under the declining-balance method for the assets located in Japan and principally under the straight-line method for the assets located outside Japan, using rates based upon the estimated useful lives, principally ranging from 21 to 35 years for buildings and structures and 7 or 9 years for machinery and equipment.

**h) Intangible assets**

Goodwill and trademarks are amortized on a straight-line basis over 15 or 20 years, and 10 years, respectively.

**i) Long-lived assets**

The Companies review their long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

**j) Bond discounts**

Bond discounts which relate to bonds issued prior to May 1, 2006 are amortized by the straight-line method over the bond term. Bond discounts which relate to bonds issued on or after May 1, 2006 are amortized by the interest method over the bond term in accordance with the revised accounting standard for financial instruments. Such bond discounts are presented as a deduction from long-term debt.

**k) Retirement and pension plans**

The Company and most domestic consolidated subsidiaries have a defined benefit pension plan and a defined contribution pension plan covering substantially all of their employees. The pension plan also covers employees of certain nonconsolidated subsidiaries and affiliates in Japan. Directors and corporate auditors are partially covered by the pension plan. Effective from June 1, 2003, the Company and its domestic consolidated companies amended the Kao retirement plan to establish the cash balance plan and implement a defined contribution pension plan for a portion of the future reserved amount.

Certain domestic consolidated subsidiaries have a defined benefit plan that provides for a lump-sum payment to terminated employees.

Certain foreign subsidiaries have local pension plans covering their employees. The policies for the funded pension plans are to fund and charge to income the pension costs determined on an actuarial basis.

Certain foreign subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial basis.

The unrecognized transitional obligation, the unrecognized net actuarial gain or loss and the unrecognized prior service cost are being amortized over 15, 10 and 15 years, respectively. These amortizations are presented as cost of sales and selling, general and administrative expenses in the consolidated statements of income. Retirement benefits for directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at the balance sheet date. However, no additional provisions have been recorded for retirement benefits to be paid to the Company's directors and corporate auditors since July 2001. The liability for director and corporate auditor retirement benefits is the amount provided in proportion to the term that directors and corporate auditors as of March 31, 2007 had been in office before July 2001.

**l) Stock options**

On December 27, 2005, the ASBJ issued ASBJ Statement No. 8, *Accounting Standard for Stock Options* and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

The Company applied the new accounting standard for stock options to those granted on and after May 1, 2006. The effect of adoption of this accounting standard for the year ended March 31, 2007 was to decrease income before income taxes and minority interests by ¥302 million ($2,558 thousand).

**m) Presentation of equity**

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard.

**n) Leases**

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed (see Note 8).

**o) Bonuses to directors and corporate auditors**

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task

Force (PITF) No. 13, *Accounting Treatment for Bonuses to Directors and Corporate Auditors*, which encouraged companies to record Bonuses to Directors and Corporate Auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

The Company adopted the new accounting standard for bonuses to directors and corporate auditors from the year ended March 31, 2007. The effect of adoption of this accounting standard was to decrease income before income taxes and minority interests for the year ended March 31, 2007 by ¥129 million ($1,093 thousand).

**p) Income taxes**

The Companies provide for income taxes applicable to all items included in the consolidated statements of income regardless of when such taxes are payable. Income taxes based on temporary differences between tax and financial reporting purposes are reflected as deferred income taxes in the consolidated financial statements using the asset and liability method.

**q) Appropriation of retained earnings**

Appropriations of retained earnings at each year end are reflected in the financial statements for the following year upon shareholders' approval.

**r) Foreign currency transactions**

All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the consolidated statements of income to the extent that they are not hedged by foreign exchange derivatives.

**s) Foreign currency financial statementw**

The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of the balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity. Revenue and expense accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the annual average exchange rate.

**t) Derivatives and hedging activities**

The Companies use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency swaps, interest rate swaps are utilized by the Companies to reduce foreign currency exchange and interest rate risks. The Companies do not enter into derivatives for trading purposes or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income, and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

Short-term and long-term loan receivables denominated in foreign currencies, for which foreign exchange forward contracts or foreign currency swaps are used to hedge the foreign currency fluctuations, are translated at the contracted rate if the forward contracts or the swap contracts qualify for specific hedge accounting.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differentials paid or received under the swap agreements are recognized and included in interest expense or income as incurred.

**u) Per share information**

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share of common stock reflects the potential dilution that could occur if securities or other contracts to issue common stock were converted or exercised into common stock or resulted in the issuance of common stock.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

**v) New accounting pronouncements**

**Measurement of inventories**

Under Japanese GAAP, inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No. 9, *Accounting Standard for Measurement of Inventories*, which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

**Lease accounting**

On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, *Accounting Standard for Lease Transactions*, which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements.

The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

**Unification of accounting policies applied to foreign subsidiaries for the consolidated financial statements**
Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ PITF No. 18, *Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements.*

The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material:

(1) Amortization of goodwill;
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss;
(3) Capitalization of intangible assets arising from development phases;
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets;
(5) Retrospective application when accounting policies are changed; and
(6) Accounting for net income attributable to a minority interest.

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

## 2 Translation into United States Dollars

The Companies' accounts are maintained in or translated into Japanese yen. The United States dollar (US$) amounts included herein represent translations using the approximate exchange rate at March 31, 2007 of ¥118.05=US$1, solely for convenience. The translations should not be construed as representations that Japanese yen have been, could have been or could in the future be converted into United States dollars at that or any other rate.

## 3 Cash and Cash Equivalents

*Cash and cash equivalents at March 31, 2007 and 2006 consisted of the following:*

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Cash and time deposits | ¥49,911 | ¥47,384 | $422,795 |
| Short-term investments | 38,248 | 20,190 | 323,998 |
| Short-term loan receivables in other current assets | — | 0 | — |
| Less: time deposits and short-term investments which mature or become due over three months after the date of acquisition | (5) | (47) | (42) |
| Cash and cash equivalents | ¥88,154 | ¥67,527 | $746,751 |

## 4 Short-Term Investments and Investment Securities

Short-term investments and investment securities as of March 31, 2007 and 2006 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| **Short-term investments:** | | | |
| Government and corporate bonds | ¥ 2,996 | ¥ 338 | $ 25,379 |
| Investment trust funds and other | 35,252 | 19,852 | 298,619 |
| | ¥38,248 | ¥20,190 | $323,998 |
| **Investment securities:** | | | |
| Marketable equity securities | ¥10,249 | ¥12,031 | $ 86,819 |
| Investment trust funds and other | 2,488 | 880 | 21,076 |
| | ¥12,737 | ¥12,911 | $107,895 |

The carrying amount and aggregate fair value of the securities classified as available-for-sale and held-to-maturity at March 31, 2007 and 2006 were as follows:

| | Millions of yen | | | |
|---|---|---|---|---|
| | 2007 | | | |
| | Cost | Unrealized gains | Unrealized losses | Fair value |
| Securities classified as: | | | | |
| Available-for-sale: | | | | |
| Equity securities | ¥3,074 | ¥7,257 | ¥82 | ¥10,249 |
| Debt securities and other | 2,247 | 1 | — | 2,248 |
| Held-to-maturity: | | | | |
| Debt securities and other | 2,996 | 0 | — | 2,996 |

| | Millions of yen | | | |
|---|---|---|---|---|
| | 2006 | | | |
| | Cost | Unrealized gains | Unrealized losses | Fair value |
| Securities classified as: | | | | |
| Available-for-sale: | | | | |
| Equity securities | ¥3,047 | ¥9,001 | ¥17 | ¥12,031 |
| Debt securities and other | 698 | 1 | — | 699 |

| | Thousands of U.S. dollars | | | |
|---|---|---|---|---|
| | 2007 | | | |
| | Cost | Unrealized gains | Unrealized losses | Fair value |
| Securities classified as: | | | | |
| Available-for-sale: | | | | |
| Equity securities | $26,040 | $61,474 | $695 | $86,819 |
| Debt securities and other | 19,034 | 9 | — | 19,043 |
| Held-to-maturity: | | | | |
| Debt securities and other | 25,379 | 0 | — | 25,379 |

Available-for-sale securities whose fair values are not readily determinable as of March 31, 2007 and 2006 were as follows:

| | Carrying amount | | |
|---|---|---|---|
| | Millions of yen | | Thousands of U.S. dollars |
| | 2007 | 2006 | 2007 |
| Available-for-sale: | | | |
| Equity securities | ¥ 1,467 | ¥ 859 | $ 12,427 |
| Other | 30,431 | 19,512 | 257,781 |
| | ¥31,898 | ¥20,371 | $270,208 |
| Held-to-maturity: | | | |
| Debt securities and other | ¥ 3,594 | ¥ — | $ 30,444 |
| | ¥ 3,594 | ¥ — | $ 30,444 |

Proceeds from sales of available-for-sale securities for the years ended March 31, 2007 and 2006 were ¥12 million (US$102 thousand) and ¥9,313 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, for the year ended March 31, 2007 were ¥7 million (US$59 thousand) and ¥0 million (US$0 thousand), and for the year ended March 31, 2006 were ¥1,202 million and ¥45 million, respectively.

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2007 were as follows:

| | Millions of yen | | Thousands of U.S. dollars | |
|---|---|---|---|---|
| | 2007 | | 2007 | |
| | Available-for-sale | Held-to-maturity | Available-for-sale | Held-to-maturity |
| Due within one year | ¥ – | ¥8,311 | $ – | $70,402 |
| Due after ten years | – | – | – | – |
| | ¥ – | ¥8,311 | $ – | $70,402 |

## 5 Long-Lived Assets

The Companies reviewed their long-lived assets for impairment as of the year ended March 31, 2007 and, as a result, recognized an impairment loss of ¥1,246 million (US$10,555 thousand) as other expense. The details are as follows:

Consolidated Subsidiary: Kao Corporation Shanghai

| Location | Use | Type | Millions of yen | Thousands of U.S. dollars |
|---|---|---|---|---|
| | | | 2007 | 2007 |
| Kao Corporation Shanghai | Production facility for laundry detergent | Buildings | ¥331 | $2,804 |
| | | Machinery & equipment and others | 611 | 5,176 |
| | | | ¥942 | $7,980 |

To clarify this impairment loss, Kao Corporation Shanghai grouped assets according to their business classification under the management accounting system, which continuously monitors income and expenditures. Kao Corporation Shanghai has reduced the carrying value of the assets to the recoverable amount because fierce market competition in China has eroded profits. The recoverable amount of the assets was measured at its value in use and the discount rate used for computation of present value of future cash flows was 9%.

Other Consolidated Subsidiaries

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | 2007 | 2007 |
| Land to be sold and others | ¥304 | $2,575 |

## 6 Short-Term and Long-Term Debt

Short-term debt at March 31, 2007 and 2006 was comprised of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Mortgage loans principally from banks | ¥ 105 | ¥ 397 | $ 889 |
| Bank borrowings | 21,772 | 166,363 | 184,431 |
| | ¥21,877 | ¥166,760 | $185,320 |

The weighted average interest rates applicable to the bank borrowings were 4.21% and 0.59% at March 31, 2007 and 2006, respectively. In addition to the above short-term debt, deposits payable to affiliates, included in other current liabilities, were ¥5,261 million (US$44,566 thousand) and ¥4,886 million at March 31, 2007 and 2006, respectively, and the applicable interest rates were 0.40% and 0.35% at March 31, 2007 and 2006, respectively.

The mortgage loans are collateralized by trade accounts receivable of ¥218 million (US$1,847 thousand) at March 31, 2007.

Long-term debt at March 31, 2007 and 2006 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Unsecured bonds due 2011, 1.60% and due 2013, 1.91% | ¥ 99,996 | ¥ — | $ 847,065 |
| Unsecured loans principally from banks, weighted average rate 1.00% in 2007, 0.34% in 2006 | 233,836 | 241,244 | 1,980,821 |
| | ¥333,832 | ¥241,244 | $2,827,886 |
| Less current portion | (22,062) | (22,699) | (186,887) |
| | ¥311,770 | ¥218,545 | $2,640,999 |

In addition to the above long-term debt, deposits payable to customers, included in other long-term liabilities, were ¥5,231 million (US$44,312 thousand) and ¥5,047 million at March 31, 2007 and 2006, respectively, and the applicable interest rates were 0.38% and 0.12% at March 31, 2007 and 2006, respectively.

The aggregate annual maturities of long-term debt as of March 31, 2007 were as follows:

| Years ending March 31 | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| 2008 | ¥ 22,062 | $ 186,887 |
| 2009 | 22,712 | 192,393 |
| 2010 | 22,046 | 186,751 |
| 2011 | 116,646 | 988,107 |
| 2012 | 80,013 | 677,789 |
| 2013 and thereafter | 70,353 | 595,959 |
| Total | ¥333,832 | $2,827,886 |

Each amount for the period from 2008 to 2011 is the minimum amount of scheduled payment.

## 7 Income Taxes

The Company and its domestic subsidiaries are subject to Japanese national and local taxes based on income, which in the aggregate resulted in a normal statutory tax rate of approximately 41% for both 2007 and 2006.

Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Tax effects of significant temporary differences and tax loss carryforwards that resulted in deferred tax assets or liabilities at March 31, 2007 and 2006 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Deferred tax assets: | | | |
| Depreciation and amortization | ¥ 67,182 | ¥ 82,307 | $ 569,098 |
| Pension and severance costs | 11,603 | 11,243 | 98,289 |
| Accrued expenses | 11,593 | 9,970 | 98,204 |
| Enterprise taxes | 1,166 | 1,659 | 9,877 |
| Tax loss carryforwards | 38,226 | 30,174 | 323,812 |
| Other | 18,235 | 17,264 | 154,468 |
| Less valuation allowance | (46,058) | (50,300) | (390,156) |
| Deferred tax assets | ¥101,947 | ¥102,317 | $ 863,592 |
| Deferred tax liabilities: | | | |
| Unrealized gain on available-for-sale securities | ¥ (2,940) | ¥ (3,684) | $ (24,905) |
| Undistributed foreign earnings | (14,804) | (12,279) | (125,404) |
| Deferred gains on sales of property | (4,598) | (4,664) | (38,950) |
| Prepaid pension cost | (8,996) | (4,881) | (76,205) |
| Other | (6,320) | (5,422) | (53,537) |
| Deferred tax liabilities | ¥ (37,658) | ¥ (30,930) | $(319,001) |
| Net deferred tax assets | ¥ 64,289 | ¥ 71,387 | $ 544,591 |

A reconciliation between the normal effective statutory tax rate and the actual effective tax rate reflected in the accompanying consolidated statements of income is as follows:

| | 2007 | 2006 |
|---|---|---|
| Normal effective statutory tax rate | — | 40.5% |
| Tax credit for research and development costs and other | — | (3.1) |
| Amortization expenses not deductible for income tax purposes | — | 1.4 |
| Other, net | — | (0.6) |
| Actual effective tax rate | — | 38.2% |

For the year ended March 31, 2007, a reconciliation is not disclosed because the difference is less than 5% of the normal effective statutory tax rate.

## 8 Leases

**a) Finance leases:**

The Companies lease certain buildings, machinery, computer equipment and other assets.

The pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2007 and 2006 was as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | |
| | Buildings and structures | Machinery, equipment and other assets | Total | Buildings and structures | Machinery, equipment and other assets | Total |
| Acquisition cost | ¥8,632 | ¥6,866 | ¥15,498 | ¥8,632 | ¥8,788 | ¥17,420 |
| Accumulated depreciation | 1,881 | 4,831 | 6,712 | 1,403 | 5,379 | 6,782 |
| Net leased property | ¥6,751 | ¥2,035 | ¥ 8,786 | ¥7,229 | ¥3,409 | ¥10,638 |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | 2007 | | |
| | Buildings and structures | Machinery, equipment and other assets | Total |
| Acquisition cost | $73,122 | $58,161 | $131,283 |
| Accumulated depreciation | 15,934 | 40,923 | 56,857 |
| Net leased property | $57,188 | $17,238 | $ 74,426 |

Obligations under finance leases as of March 31, 2007 and 2006 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Due within one year | ¥1,677 | ¥ 2,118 | $14,206 |
| Due after one year | 7,109 | 8,520 | 60,220 |
| | ¥8,786 | ¥10,638 | $74,426 |

Total rental expenses for the above leases were ¥1,955 million (US$16,561 thousand) and ¥726 million for the years ended March 31, 2007 and 2006, respectively.

The pro forma depreciation expense computed by the straight-line method was ¥1,955 million (US$16,561 thousand) and ¥726 million for the years ended March 31, 2007 and 2006, respectively.

The pro forma information above does not exclude the imputed interest portion because the remaining financial lease obligations are not material compared with the book values of property, plant and equipment.

b) Operating leases:

The minimum rental commitments under noncancellable operating leases as of March 31, 2007 and 2006 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Due within one year | ¥ 4,451 | ¥ 4,134 | $ 37,704 |
| Due after one year | 22,739 | 21,261 | 192,622 |
| | ¥27,190 | ¥25,395 | $230,326 |

## 9 Retirement Benefits

The Company and most domestic consolidated subsidiaries have a defined benefit pension plan and a defined contribution pension plan covering substantially all of their employees. Effective from June 1, 2003, the Company and most domestic consolidated companies amended the Company's retirement plan to establish the cash balance plan and implement a defined contribution pension plan for a portion of the future reserved amount.

Certain domestic consolidated subsidiaries have a defined benefit plan that provides for a lump-sum payment to terminated employees.

Certain foreign consolidated subsidiaries have local pension plans covering their employees. Certain foreign consolidated subsidiaries also have local employees' retirement benefit plans and provide for the amount to state the liability for these employees' retirement benefits, primarily determined on an actuarial basis.

The liability for employees' retirement benefits at March 31, 2007 and 2006 consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Projected benefit obligation | ¥ 227,691 | ¥ 222,105 | $ 1,928,767 |
| Fair value of plan assets | (206,102) | (183,939) | (1,745,887) |
| Unrecognized prior service cost | 20,155 | 22,889 | 170,732 |
| Unrecognized actuarial loss | (19,097) | (27,933) | (161,770) |
| Unrecognized transitional obligation | (14,334) | (16,126) | (121,423) |
| Prepaid pension cost | 22,675 | 12,443 | 192,080 |
| Net liability for retirement benefits | ¥ 30,988 | ¥ 29,439 | $ 262,499 |

The components of net periodic benefit costs for the years ended March 31, 2007 and 2006 were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Service cost | ¥ 8,716 | ¥ 7,062 | $ 73,833 |
| Interest cost | 4,425 | 3,837 | 37,484 |
| Expected return on plan assets | (3,905) | (3,308) | (33,079) |
| Amortization of prior service cost (credit) | (2,311) | (2,396) | (19,576) |
| Recognized actuarial loss | 5,869 | 6,042 | 49,716 |
| Amortization of transitional obligation | 1,790 | 1,794 | 15,163 |
| Net periodic benefit costs | ¥14,584 | ¥13,031 | $123,541 |

Assumptions used for the years ended March 31, 2007 and 2006 are set forth as follows:

| | 2007 | 2006 |
|---|---|---|
| Discount rate | Primarily 2.0% | Primarily 2.0% |
| Expected rate of return on plan assets | Primarily 2.0% | Primarily 2.0% |
| Amortization period of prior service cost | Primarily 15 years | Primarily 15 years |
| Recognition period of actuarial gain/loss | Primarily 10 years | Primarily 10 years |
| Amortization period of transitional obligation | 15 years | 15 years |

In addition to the above net periodic benefit costs, the costs for other retirement and pension plans such as a defined contribution plan and for supplemental retirement benefits were ¥2,267 million (US$19,204 thousand) for the year ended March 31, 2007 and ¥1,987 million for the year ended March 31, 2006.

## 10 Contingent Liabilities

At March 31, 2007, the Companies had the following contingent liabilities:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| Trade notes discounted | ¥ 107 | $ 906 |
| Guarantees of borrowings, principally of affiliates and employees | 2,913 | 24,676 |

The Companies are parties to pending litigation arising in the normal course of business. While it is not possible to predict the outcome of pending litigation, the Company believes, after consultation with counsel, that the results of such proceedings will not have a material adverse effect upon the Company's consolidated financial position and the results of its operations and its cash flows.

## 11 Equity

On and after May 1, 2006, Japanese companies are subject to a new corporation law of Japan (the "Corporation Law"), which reformed and replaced a part of the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporation Law that affect financial and accounting matters are summarized below:

**(a) Dividends**

Under the Corporation Law, companies can pay dividends at any time during the fiscal year in addition to the year–end dividend upon resolution at the shareholders' meeting.

For companies that meet certain criteria such as: (1) having a Board of Directors, (2) having independent auditors, (3) having a Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year in its articles of incorporation rather than the normal term of two years, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Company's present governance system meets the first three criteria but the two-year service period of the Board of Directors does not meet the fourth criterion. The Company pays the dividend semi-annually as a year-end dividend and an interim dividend and believes the current payment condition is appropriate.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Company pays semiannual interim dividends upon the resolution by the Board of Directors because the articles of incorporation of the Company so stipulate.

The Corporation Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. The Corporation Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥ 3 million.

**(b) Increases / decreases and transfer of common stock, reserve and surplus**

The Corporation Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporation Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. The Corporation Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

The Company's legal reserve amount, which is included in retained earnings, totals ¥14,117 million (US$119,585 thousand) at both March 31, 2007 and 2006. The Company's additional paid-in capital amount, which is included in capital surplus, totals ¥108,889 million (US$922,397 thousand) at both March 31, 2007 and 2006.

The accompanying consolidated financial statements do not include any provision for the year-end dividend of ¥26.0 (US$0.22) per share, aggregating ¥14,187 million (US$120,178 thousand) which was subsequently approved by the shareholders on June 28, 2007 as an appropriation of retained earnings in respect of the year ended March 31, 2007.

**(c) Treasury stock and treasury stock acquisition rights**

The Corporation Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporation Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporation Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

The Company did not purchase any treasury stock from the market during the fiscal year ended March 31, 2007.

## 12 Stock-Based Compensation Plans

The stock options outstanding as of March 31, 2007 are as follows:

| Name | Persons originally granted | Number of options originally granted | Date of grant | Exercise price | Exercise period |
|---|---|---|---|---|---|
| Stock Option 2001 | 18 Directors of the Company | 168,000 shares | July 27, 2001 | ¥3,275 ($27.74) | July 28, 2003 through July 25, 2008 |
| Stock Option 2002 | 11 Directors of the Company<br>31 Employees of the Company<br>4 Directors of subsidiaries of the Company | 540,000 shares* | July 8, 2002 | ¥2,955 ($25.03) | July 1, 2004 through June 30, 2009 |
| Stock Option 2003 | 11 Directors of the Company<br>81 Employees of the Company<br>3 Directors of subsidiaries of the Company | 1,052,000 shares* | July 8, 2003 | ¥2,372 ($20.09) | July 1, 2005 through June 30, 2010 |
| Stock Option 2004 | 13 Directors of the Company<br>89 Employees of the Company<br>5 Directors of subsidiaries of the Company | 1,163,000 shares* | July 8, 2004 | ¥2,695 ($22.83) | July 1, 2006 through June 30, 2011 |
| Stock Option 2005 | 13 Directors of the Company<br>90 Employees of the Company<br>5 Directors of subsidiaries of the Company | 1,167,000 shares* | July 8, 2005 | ¥2,685 ($22.74) | July 1, 2007 through June 29, 2012 |
| Stock Option 2006 I | 12 Executive Officers** of the Company | 12,000 shares* | September 29, 2006 | ¥1 ($0.01) | July 1, 2008 through June 28, 2013 |
| Stock Option 2006 II | 14 Directors of the Company | 26,000 shares* | September 29, 2006 | ¥1 ($0.01) | July 1, 2008 through June 28, 2013 |
| Stock Option 2006 III | 79 Employees of the Company<br>4 Directors of subsidiaries of the Company | 437,000 shares* | September 29, 2006 | ¥3,211 ($27.20) | July 1, 2008 through June 28, 2013 |

* The number of options originally granted converts into number of shares of common stock.
** The 12 Executive Officers were not members of the Board of Directors of the Company at the date of grant.

The activity of stock options for the years ended March 31, 2007 is as follows:

| | Stock option 2001 | Stock option 2002 | Stock option 2003 | Stock option 2004 | Stock option 2005 | Stock option 2006 I | Stock option 2006 II | Stock option 2006 III |
|---|---|---|---|---|---|---|---|---|
| **Non-vested** | | | | | | | | |
| (Number of shares) | | | | | | | | |
| Outstanding at March 31, 2006 | — | — | — | — | — | — | — | — |
| Granted | — | — | — | — | — | 12,000 | 26,000 | 437,000 |
| Expired | — | — | — | — | — | — | — | — |
| Vested | — | — | — | — | — | 12,000 | 26,000 | 437,000 |
| Outstanding at March 31, 2007 | — | — | — | — | — | — | — | — |
| **Vested** | | | | | | | | |
| (Number of shares) | | | | | | | | |
| Outstanding at March 31, 2006 | 99,000 | 438,000 | 696,000 | 1,151,000 | 1,167,000 | — | — | — |
| Vested | — | — | — | — | — | 12,000 | 26,000 | 437,000 |
| Exercised | — | 38,000 | 254,000 | 132,000 | — | — | — | — |
| Expired | 24,000 | 82,000 | 20,000 | 40,000 | 9,000 | — | — | — |
| Outstanding at March 31, 2007 | 75,000 | 318,000 | 422,000 | 979,000 | 1,158,000 | 12,000 | 26,000 | 437,000 |
| Exercise price | ¥3,275 ($27.74) | ¥2,955 ($25.03) | ¥2,372 ($20.09) | ¥2,695 ($22.83) | ¥2,685 ($22.74) | ¥1 ($0.01) | ¥1 ($0.01) | ¥3,211 ($27.20) |
| Average stock price at exercise | — | ¥3,198 ($27.09) | ¥3,226 ($27.33) | ¥3,316 ($28.09) | — | — | — | — |
| Fair value price at grant date | — | — | — | — | — | ¥2,932 ($24.84) | ¥2,932 ($24.84) | ¥ 435 ($3.68) |

The fair value price is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

| | Stock option 2006 I | Stock option 2006 II | Stock option 2006 III |
|---|---|---|---|
| Volatility of stock price | 19.731% | 19.731% | 19.731% |
| Estimated remaining outstanding period | 4.5 years | 4.5 years | 4.5 years |
| Estimated dividend per share | ¥50 ($0.42) | ¥50 ($0.42) | ¥50 ($0.42) |
| Risk-free interest rate | 1.049% | 1.049% | 1.049% |

Subsequently, at the 101st Annual General Meeting of Shareholders held on June 28, 2007, the shareholders of the Company approved a resolution to delegate to the Board of Directors of the Company the determination of matters for offering stock acquisition rights to be issued as stock options to the Company's employees and the members of the board of directors and employees of the Company's affiliated companies. Under this approval, the maximum number of the shares to be newly issued or transferred from treasury stock on the exercise of stock options is 500,000 shares of common stock of the Company, and the exercise period is from September 1, 2009 to August 29, 2014.

## 13 Segment Information

The Companies operate in three reportable segments: Consumer Products, Prestige Cosmetics and Chemical Products. Operations within the Consumer Products segment include the manufacture and sale of personal care products such as shampoos and conditioners, laundry and cleaning products and hygiene products. The Prestige Cosmetics segment manufactures and sells cosmetics. The Chemical Products segment manufactures and sells oleo chemicals, performance chemicals and specialty chemicals.

Segment information by business of the Companies for the years ended March 31, 2007 and 2006 was as follows:

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| | 2007 | | | | |
| | Consumer Products | Prestige Cosmetics | Chemical Products | Eliminations/ Corporate | Consolidated |
| Sales to customers | ¥744,748 | ¥292,663 | ¥194,397 | ¥ — | ¥1,231,808 |
| Intersegment sales | — | — | 29,212 | (29,212) | — |
| Total sales | 744,748 | 292,663 | 223,609 | (29,212) | 1,231,808 |
| Operating expenses | 645,818 | 292,147 | 202,429 | (29,444) | 1,110,950 |
| Operating income | ¥ 98,930 | ¥ 516 | ¥ 21,180 | ¥ 232 | ¥ 120,858 |
| Assets | ¥439,985 | ¥563,716 | ¥210,782 | ¥ 33,314 | ¥1,247,797 |
| Depreciation and amortization | 42,017 | 37,073 | 13,081 | — | 92,171 |
| Loss on impairment of long-lived assets | 1,108 | — | 138 | — | 1,246 |
| Capital expenditures | 23,541 | 28,395 | 18,207 | — | 70,143 |

| | Millions of yen | | | | |
|---|---|---|---|---|---|
| | 2006 | | | | |
| | Consumer Products | Prestige Cosmetics | Chemical Products | Eliminations/ Corporate | Consolidated |
| Sales to customers | ¥704,034 | ¥ 85,247 | ¥181,949 | ¥ — | ¥ 971,230 |
| Intersegment sales | — | — | 26,941 | (26,941) | — |
| Total sales | 704,034 | 85,247 | 208,890 | (26,941) | 971,230 |
| Operating expenses | 611,334 | 80,075 | 186,861 | (27,175) | 851,095 |
| Operating income | ¥ 92,700 | ¥ 5,172 | ¥ 22,029 | ¥ 234 | ¥ 120,135 |
| Assets | ¥436,321 | ¥573,399 | ¥191,629 | ¥ 19,215 | ¥1,220,564 |
| Depreciation and amortization | 42,553 | 6,449 | 11,756 | — | 60,758 |
| Loss on impairment of long-lived assets | 233 | — | — | — | 233 |
| Capital expenditures | 24,940 | 154,127 | 24,528 | — | 203,595 |

| | Thousands of U.S. dollars | | | | |
|---|---|---|---|---|---|
| | 2007 | | | | |
| | Consumer Products | Prestige Cosmetics | Chemical Products | Eliminations/ Corporate | Consolidated |
| Sales to customers | $6,308,751 | $2,479,144 | $1,646,734 | $ — | $10,434,629 |
| Intersegment sales | — | — | 247,454 | (247,454) | — |
| Total sales | 6,308,751 | 2,479,144 | 1,894,188 | (247,454) | 10,434,629 |
| Operating expenses | 5,470,716 | 2,474,773 | 1,714,773 | (249,420) | 9,410,842 |
| Operating income | $ 838,035 | $ 4,371 | $ 179,415 | $ 1,966 | $ 1,023,787 |
| Assets | $3,727,107 | $4,775,231 | $1,785,532 | $ 282,202 | $10,570,072 |
| Depreciation and amortization | 355,925 | 314,045 | 110,809 | — | 780,779 |
| Loss on impairment of long-lived assets | 9,386 | — | 1,169 | — | 10,555 |
| Capital expenditures | 199,416 | 240,533 | 154,231 | — | 594,180 |

Geographic segment information of the Companies for the years ended March 31, 2007 and 2006 was as follows:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | | | |
| | Japan | Asia/ Oceania* | America** | Europe*** | Eliminations/ Corporate | Consolidated |
| Sales to customers | ¥906,790 | ¥ 99,737 | ¥106,247 | ¥119,034 | ¥ — | ¥1,231,808 |
| Intersegment sales | 17,406 | 26,252 | 484 | 16,884 | (61,026) | — |
| Total sales | 924,196 | 125,989 | 106,731 | 135,918 | (61,026) | 1,231,808 |
| Operating expenses | 821,974 | 123,422 | 98,977 | 127,230 | (60,653) | 1,110,950 |
| Operating income | ¥102,222 | ¥ 2,567 | ¥ 7,754 | ¥ 8,688 | ¥ (373) | ¥ 120,858 |
| Assets | ¥908,197 | ¥122,118 | ¥ 86,294 | ¥144,360 | ¥ (13,172) | ¥1,247,797 |

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | | | |
| | Japan | Asia/ Oceania* | America** | Europe*** | Eliminations/ Corporate | Consolidated |
| Sales to customers | ¥697,484 | ¥ 84,469 | ¥93,739 | ¥ 95,538 | ¥ — | ¥ 971,230 |
| Intersegment sales | 10,572 | 26,429 | 1,429 | 13,948 | (52,378) | — |
| Total sales | 708,056 | 110,898 | 95,168 | 109,486 | (52,378) | 971,230 |
| Operating expenses | 606,402 | 105,054 | 88,389 | 101,963 | (50,713) | 851,095 |
| Operating income | ¥101,654 | ¥ 5,844 | ¥ 6,779 | ¥ 7,523 | ¥ (1,665) | ¥ 120,135 |
| Assets | ¥934,184 | ¥107,510 | ¥75,472 | ¥127,500 | ¥ (24,102) | ¥1,220,564 |

| | Thousands of U.S. dollars | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | | | |
| | Japan | Asia/ Oceania* | America** | Europe*** | Eliminations/ Corporate | Consolidated |
| Sales to customers | $7,681,406 | $ 844,871 | $900,017 | $1,008,335 | $ — | $10,434,629 |
| Intersegment sales | 147,446 | 222,380 | 4,100 | 143,024 | (516,950) | — |
| Total sales | 7,828,852 | 1,067,251 | 904,117 | 1,151,359 | (516,950) | 10,434,629 |
| Operating expenses | 6,962,931 | 1,045,506 | 838,433 | 1,077,763 | (513,791) | 9,410,842 |
| Operating income | $ 865,921 | $ 21,745 | $ 65,684 | $ 73,596 | $ (3,159) | $ 1,023,787 |
| Assets | $7,693,325 | $1,034,460 | $730,995 | $1,222,872 | $(111,580) | $10,570,072 |

* Asia/Oceania: Asia and Australia
** America: North America
*** Europe: Europe and South Africa

Sales to foreign customers were as follows:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Asia/Oceania | ¥112,275 | ¥ 92,712 | $ 951,080 |
| America | 108,684 | 94,356 | 920,661 |
| Europe | 114,558 | 93,139 | 970,419 |
| Sales to foreign customers | ¥335,517 | ¥280,207 | $2,842,160 |

## 14 Selling, General and Administrative Expenses

Selling, general and administrative expenses principally consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Advertising | ¥ 96,892 | ¥83,770 | $ 820,771 |
| Promotion | 69,091 | 38,723 | 585,269 |
| Research and development | 44,389 | 40,262 | 376,019 |
| Salaries and bonuses | 118,851 | 73,157 | 1,006,785 |
| Packing and delivery expenses | 68,664 | 51,948 | 581,652 |

## 15 Other Income (Expenses)

"Other, net" consisted of the following:

| | Millions of yen | | Thousands of U.S. dollars |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Gain on sales of investment securities | ¥ 7 | ¥ 1,202 | $ 59 |
| Loss on sales or disposals of property, plant and equipment, net | (2,089) | (2,320) | (17,696) |
| Loss on investment in affiliates | — | (880) | — |
| Prior-year post-retirement healthcare benefit expenses at U.S. subsidiaries | — | (2,327) | — |
| Loss on impairment of long-lived assets | (1,246) | (233) | (10,555) |
| Other, net | 2,531 | 2,054 | 21,440 |
| | ¥ (797) | ¥(2,504) | $ (6,752) |

## 16 Derivatives

The Companies enter into foreign exchange forward contracts, foreign currency options and foreign currency swaps to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Companies also enter into interest rate swap contracts to manage interest rate exposures on certain liabilities.

The Companies have purchased interest rate caps to limit the unfavorable impact from increases in interest rates on floating-rate long-term debt. The interest rate caps effectively limit the Companies' interest exposures of floating-rate long-term borrowings at a maximum rate.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within the Companies' business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities. The Companies do not hold or issue derivatives for trading or speculative purposes. Because the counterparties to these derivatives are limited to major international financial institutions, the Companies do not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Companies have been made in accordance with internal policies which regulate the authorization and credit limit amounts.

The Companies had the following derivatives contracts outstanding at March 31, 2007 and 2006:

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | | 2006 | | |
| | Contract amount | Fair value | Unrealized gain/(loss) | Contract amount | Fair value | Unrealized gain/(loss) |
| Foreign exchange forward contracts: | | | | | | |
| Buying U.S. Dollar | ¥ 1,708 | ¥1,688 | ¥ (20) | ¥2,178 | ¥2,352 | ¥174 |
| Buying Japanese Yen | 10 | 10 | (0) | 45 | 45 | 0 |
| Buying British Pound | 848 | 866 | 18 | 263 | 262 | (1) |
| Buying other currencies | 39 | 39 | (0) | 35 | 35 | (0) |
| Selling U.S. Dollar | 2,621 | 2,581 | 40 | 2,641 | 2,657 | (16) |
| Selling other currencies | 1,868 | 1,859 | 9 | 849 | 854 | (5) |
| Foreign currency options: | | | | | | |
| Purchased put option | — | | | 84 | | |
| (Premium) | — | — | — | 1 | 1 | (0) |
| Written call option | — | | | 84 | | |
| (Premium) | — | — | — | 1 | 1 | 0 |
| Foreign currency swaps: | | | | | | |
| Receiving Japanese Yen, paying U.S. Dollar | 1,567 | (68) | (68) | 4,029 | (147) | (147) |
| Receiving Japanese Yen, paying Euro | 1,565 | (277) | (277) | 1,825 | (130) | (130) |
| Receiving Japanese Yen, paying British Pound | 15,501 | (1,691) | (1,691) | 14,518 | (665) | (665) |
| Receiving U.S. Dollar, paying Euro | 3,787 | (358) | (358) | 1,933 | (18) | (18) |
| Receiving U.S. Dollar, paying Thai Baht | 3,063 | (89) | (89) | 3,470 | 187 | 187 |
| Interest rate swaps: | | | | | | |
| Receiving fixed-rate, paying floating-rate | — | — | — | 699 | (1) | (1) |

| | Thousands of U.S. dollars | | |
|---|---|---|---|
| | 2007 | | |
| | Contract amount | Fair value | Unrealized gain/(loss) |
| Foreign exchange forward contracts: | | | |
| Buying U.S. Dollar | $ 14,468 | $ 14,299 | $ (169) |
| Buying Japanese Yen | 85 | 85 | (0) |
| Buying British Pound | 7,183 | 7,336 | 153 |
| Buying other currencies | 330 | 330 | (0) |
| Selling U.S. Dollar | 22,202 | 21,864 | 338 |
| Selling other currencies | 15,824 | 15,748 | 76 |
| Foreign currency swaps: | | | |
| Receiving Japanese Yen, paying U.S. Dollar | 13,274 | (576) | (576) |
| Receiving Japanese Yen, paying Euro | 13,257 | (2,346) | (2,346) |
| Receiving Japanese Yen, paying British Pound | 131,309 | (14,324) | (14,324) |
| Receiving U.S. Dollar, paying Euro | 32,080 | (3,033) | (3,033) |
| Receiving U.S. Dollar, paying Thai Baht | 25,947 | (754) | (754) |

## 17 Related Party Transactions

Transactions of the Company with related parties for the year ended March 31, 2007 were as follows:

Mr. Atsushi Takahashi is outside director of the Company and these transactions were conducted with The Sumitomo Trust & Banking Co., Ltd, of which he is Representative Director and Chairman of the Board, on general terms and conditions the same as those of other financial institutions. Mr. Takahashi directly owns 0.0% of the shares of the Company.

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | 2007 | 2007 |
| Partial repayment of the long-term debt | ¥3,400 | $28,801 |
| Payment of interest | 73 | 618 |

The balances of the Company due to or from related parties for the year ended March 31, 2007 were as follows:

| | Millions of yen | Thousands of U.S. dollars |
|---|---|---|
| | 2007 | 2007 |
| Current portion of long-term debt | ¥ 2,000 | $ 16,942 |
| Long-term debt | 14,600 | 123,676 |

## 18 Net Income per Share

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2007 and 2006 is as follows:

| | Millions of yen | Thousands of shares | Yen | U.S. dollars |
|---|---|---|---|---|
| **For the year ended March 31, 2007** | Net income | Weighted average shares | EPS | |
| Basic EPS | | | | |
| Net income available to common shareholders | **¥70,528** | **544,996** | **¥129.41** | **$1.10** |
| Effect of dilutive securities | | | | |
| Warrants | — | 520 | | |
| Diluted EPS | | | | |
| Net income for computation | **¥70,528** | **545,516** | **¥129.29** | **$1.10** |

| | Millions of yen | Thousands of shares | Yen |
|---|---|---|---|
| For the year ended March 31, 2006 | Net income | Weighted average shares | EPS |
| Basic EPS | | | |
| Net income available to common shareholders | ¥71,050 | 544,127 | ¥130.58 |
| Effect of dilutive securities | | | |
| Warrants | — | 234 | |
| Convertible bonds | 3 | 1,014 | |
| Diluted EPS | | | |
| Net income for computation | ¥71,053 | 545,375 | ¥130.28 |

## 19 Supplemental Cashflow Information

The Company acquired stock of the following companies, which were newly consolidated for the year ended March 31, 2006.
The breakdown of the assets and liabilities of each company on the date of acquisition was as follows:

Molton Brown Limited and its 8 group companies

| | Millions of yen |
|---|---|
| | 2006 |
| Current assets | ¥ 3,264 |
| Goodwill | 32,794 |
| Other non-current assets | 1,447 |
| Current liabilities | (2,548) |
| Minority interests | (11) |
| Acquisition of stock | 34,946 |
| Cash and cash equivalents | (362) |
| Accounts payable | (2,497) |
| Payment for purchase of newly consolidated subsidiaries, net of cash acquired | ¥32,087 |

Kanebo Cosmetics Inc. and its 17 group companies

| | Millions of yen |
|---|---|
| | 2006 |
| Current assets | ¥ 82,039 |
| Goodwill | 210,706 |
| Other non-current assets | 68,864 |
| Current liabilities | (54,470) |
| Long-term liabilities | (25,722) |
| Minority interests | (366) |
| Acquisition of stock | 281,051 |
| Cash and cash equivalents | (20,043) |
| Accounts payable | (61) |
| Payment for purchase of newly consolidated subsidiaries, net of cash acquired | ¥260,947 |

# Independent Auditors' Report

# Deloitte.

**Deloitte Touche Tohmatsu**
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530
Japan

Tel: +81 (3) 3457 7321
Fax: +81 (3) 3457 1694

To the Board of Directors of
Kao Corporation

We have audited the accompanying consolidated balance sheets of Kao Corporation and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kao Corporation and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 28, 2007

*Member of*
**Deloitte Touche Tohmatsu**

# Principal Subsidiaries and Affiliates

## Consumer Products/Professional Business and Chemical Products

| Country/Area | Company | Consumer Products/Professional Business | Chemical Products |
|---|---|---|---|
| Japan | Kao Customer Marketing Co., Ltd. | ● | |
| | Kanebo Cosmetics Inc. | ● | |
| | Kanebo Cosmetics Sales Inc. | ● | |
| | Nivea-Kao Company Ltd. | ● | |
| | Kao Professional Services Co., Ltd. | ● | |
| | Kao-Quaker Company, Ltd. | | ○ |
| China | Kao Corporation Shanghai | ● | |
| | Kao Commercial (Shanghai) Co., Ltd. | ● | |
| | Kao Chemical Corporation Shanghai | | ○ |
| | Zhongshan Kao Chemicals Ltd. | | ○ |
| | Kao (Hong Kong) Ltd. | ● | |
| | Kao Chemicals (Hong Kong) Ltd. | | ○ |
| Indonesia | P.T. Kao Indonesia | ● | |
| | P.T. Kao Indonesia Chemicals | | ○ |
| Malaysia | Kao (Malaysia) Sdn. Bhd. | ● | |
| | Fatty Chemical (Malaysia) Sdn. Bhd. | | ○ |
| | Kao Soap (Malaysia) Sdn. Bhd. | ● | |
| | Kao Oleochemical (Malaysia) Sdn. Bhd. | | ○ |
| | Kao Plasticizer (Malaysia) Sdn. Bhd. | | ○ |
| Philippines | Pilipinas Kao, Inc. | | ○ |
| Singapore | Kao (Singapore) Private Ltd. | ● | ○ |
| Taiwan | Kao (Taiwan) Corporation | ● | ○ |
| Thailand | Kao Consumer Products (Southeast Asia) Co., Ltd. | ● | |
| | Kao Commercial (Thailand) Co., Ltd. | ● | |
| | Kao Industrial (Thailand) Co., Ltd. | ● | ○ |
| Vietnam | Kao Vietnam Co., Ltd. | ● | |
| Australia | Kao (Australia) Marketing Pty. Ltd. | ● | |
| Mexico | Quimi-Kao, S.A. de C.V. | | ○ |
| United States | Kao Brands Company | ● | |
| | Kao Specialties Americas LLC | | ○ |
| | ADM Kao LLC | ● | ○ |
| Germany | KPSS – Kao Professional Salon Services GmbH | ● | |
| | Kao Chemicals GmbH | | ○ |
| Spain | Kao Corporation S.A. | | ○ |
| | Kao Chemicals Europe, S.L. | | ○ |
| United Kingdom | Molton Brown Ltd. | ● | |

● Consumer Products/Professional Business
○ Chemical Products

## Principal Officers of Major Subsidiaries

| Country/Area | Company |
|---|---|
| Japan | Kao Customer Marketing Co., Ltd.<br>Tatsuo Takahashi, President and CEO |
| | Kanebo Cosmetics Inc.<br>Toshio Takayama, Chairman<br>Kenji Chishiki, President |
| China | Kao Corporation Shanghai<br>Shinichiro Hiramine, President and CEO |
| Malaysia | Fatty Chemical (Malaysia) Sdn. Bhd.<br>Osamu Tabata, Managing Director |
| Philippines | Pilipinas Kao, Inc.<br>Yoshinari Umehara, President and CEO |
| Taiwan | Kao (Taiwan) Corporation<br>Kozo Saito, President and CEO |
| Thailand | Kao Consumer Products (Southeast Asia) Co., Ltd.<br>Norihiko Takagi, President and CEO |
| | Kao Industrial (Thailand) Co., Ltd.<br>Shigeru Ueyama, President and CEO |
| United States | Kao Brands Company<br>William J. Gentner, President and CEO |
| | Kao Specialties Americas LLC<br>Kazuhiro Nakamura, President and CEO |
| Germany | KPSS – Kao Professional Salon Services GmbH<br>Thomas Dieckhoff, President and CEO |
| Spain | Kao Chemicals Europe, S.L.<br>Takatoshi Kobayashi, President and CEO |

(As of June 28, 2007)

# Investor Information (As of March 31, 2007)

# Kao Corporation

**Head Office**
14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
Telephone: 81-3-3660-7111
Facsimile: 81-3-3660-8978

**Founded**
June 19, 1887

**Common Stock**
Authorized: 1,000,000,000 shares
Issued: 549,443,701 shares
Outstanding: 545,650,233 shares
Number of Shareholders: 40,502

**Stock Listings**
Tokyo Stock Exchange

**Ticker Symbol Number**
4452

**Administrator of Shareholder Register**
The Chuo Mitsui Trust and Banking Company, Limited
8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-0063, Japan

**Depositary and Registration for American Depositary Receipts (ADR Ticker Symbol: KCRPY)**
JP Morgan Chase Bank, N.A.
4 New York Plaza, New York, NY 10004, U.S.A.

## Major Shareholders

| Name of Shareholders | Investment in Kao by the Shareholders: Number of shares (thousand shares) | Investment in Kao by the Shareholders: Ratio of shareholding (percentage) |
|---|---|---|
| Japan Trustee Services Bank, Ltd. (Trust Account) | 25,542 | 4.64 |
| State Street Bank and Trust Company 505103 | 24,266 | 4.41 |
| Moxley and Company | 23,617 | 4.29 |
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 21,645 | 3.93 |
| Tokio Marine & Nichido Fire Insurance Co., Ltd. | 17,402 | 3.16 |

## Composition of Shareholders


Securities Companies 3.11%
Treasury Stock 0.69%
Japanese Companies 4.06%
Individuals and Others 13.14%
Companies and Individuals in Foreign Countries 48.49%
Financial Institutions 30.51%

| Investor Relations | |
|---|---|
| Telephone: | 81-3-3660-7101 |
| Facsimile: | 81-3-3660-8978 |
| e-mail: | ir@kao.co.jp |
| Web site: | http://www.kao.co.jp/en/ir/ |

## Stock Price Range & Trading Volume (Tokyo Stock Exchange)


Stock Price Range (Yen)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Common Stock Price Range
Tokyo Price Index Close
Monthly Trading Volume (Million Shares)
70
60
50
40
30
20
10
0
2002
2003
2004
2005
2006

Note: Fiscal years beginning April and ending March the following calendar year

END

Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome
Chuo-ku, Tokyo 103-8210, Japan
http://www.kao.co.jp/en/

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